Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock
of
AMERICAN MANAGEMENT SYSTEMS, INCORPORATED
by
CGI VIRGINIA CORPORATION
a wholly-owned subsidiary of
CGI GROUP INC.
at
$19.40 Net Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, APRIL 15, 2004, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 10, 2004 (the “Merger Agreement”), by and among CGI Group Inc. (“CGI Group”), CGI Virginia Corporation (“Purchaser”, “we” or “us”) and American Management Systems, Incorporated (“AMS”).

The Offer is conditioned upon, among other things: (i) there being validly tendered and not withdrawn prior to the expiration of the Offer, that number of shares of AMS common stock which represents at least a majority of the then outstanding shares on a fully-diluted basis as of the expiration of the Offer (the “Minimum Condition”); (ii) the consummation of the sale of certain assets of AMS constituting its U.S. Defense and Intelligence Group to CACI International Inc (“CACI International”) pursuant to the Asset Purchase Agreement among AMS, CACI International, CGI Group, Purchaser and certain affiliates of CACI International dated March 10, 2004 (the “Asset Purchase Agreement”), and the loan of the proceeds of such sale to CGI Group as contemplated by the Merger Agreement; (iii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the competition laws of Germany; (iv) the period of time for any applicable review process by the Committee on Foreign Investment in the United States (“CFIUS”) under the Exon-Florio Amendment to Section 721 of the Defense Production Act of 1950 having expired and CFIUS not having taken any action or made any recommendation to the President of the United States to block or prevent the consummation of the Offer or the Merger (as defined below) unless such action or recommendation is withdrawn; and (v) the other conditions set forth in this Offer to Purchase (this “Offer to Purchase”).

      The board of directors of AMS has unanimously: (a) determined that the terms of the Merger Agreement, the Offer and the Merger are procedurally and substantively fair to and in the best interests of the stockholders of AMS; (b) approved and adopted the Merger Agreement and approved and adopted the transactions contemplated thereby, including the Offer and the Merger; (c) approved the Stockholder Tender and Voting Agreements (as defined below); (d) recommended that the stockholders of AMS accept the Offer, tender their shares of AMS common stock to Purchaser and, if required by law, approve and adopt the Merger Agreement and the Merger; and (e) approved and adopted the Asset Purchase Agreement and approved and adopted the transactions contemplated thereby.

      According to AMS, there were approximately 44,144,711 shares of AMS common stock outstanding on a fully-diluted basis (as defined in this Offer to Purchase) on March 12, 2004, and AMS has agreed that no more than 70,000 shares of AMS common stock will be issued under its employee stock purchase plan prior to the expiration of the Offer. Therefore, the Minimum Condition would be satisfied if 22,107,356 shares were validly tendered and not withdrawn at the expiration of the Offer. Assuming each of the parties to the Stockholder Tender and Voting Agreements tenders his or her shares in the Offer, the Minimum Condition would be satisfied if at least an additional 21,906,788 shares were validly tendered and not withdrawn at the expiration of the Offer.

The Dealer Manager for the Offer is:

(CREDIT SUISSE FIRST BOSTON LOGO)

March 18, 2004

IMPORTANT

      Any stockholder who desires to tender all or any portion of such stockholder’s shares should either:

•	complete and sign the Letter of Transmittal (or facsimile thereof) in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to the Depositary (as defined herein), and either deliver the certificates for such shares to the Depositary or tender such shares pursuant to the procedures for book-entry transfer set forth in Section 3 (Procedure for Tendering Shares); or

•	request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person to tender his shares.

      Any stockholder who desires to tender shares and whose certificates representing such shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such shares by following the procedures for guaranteed delivery set forth in Section 3 (Procedure for Tendering Shares.)

      Questions and requests for assistance may be directed to D. F. King & Co., Inc. (the “Information Agent”) or Credit Suisse First Boston LLC (the “Dealer Manager” or “Credit Suisse First Boston”) at their respective locations and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent. A stockholder also may contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

Page

SUMMARY TERM SHEET	1
INTRODUCTION	8
THE OFFER	11
1. Terms of the Offer	11
2. Acceptance for Payment and Payment for Shares	12
3. Procedure for Tendering Shares	13
4. Withdrawal Rights	16
5. Material United States Federal Income Tax Consequences	16
6. Price Range of the Shares; Dividends on the Shares	17
7. Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations	18
8. Certain Information Concerning AMS	19
9. Certain Information Concerning CGI Group and Purchaser	20
10. Source and Amount of Funds	22
11. Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements	25
12. Plans for AMS	48
13. Certain Conditions to the Offer	48
14. Certain Legal Matters	50
15. CGI Group Summary Financial Information	54
16. Fees and Expenses	55
17. Miscellaneous	55
SCHEDULE I — Directors and Executive Officers of CGI Group Inc. and Purchaser	56
OFFER TO PURCHASE
FORM OF LETTER OF TRANSMITTAL
FORM OF NOTICE OF GUARANTEED DELIVERY
FORM OF LETTER TO BROKERS, DEALERS
FORM OF LETTER TO CLIENTS
FORM OF LETTER TO PARTICIPANTS
TAX GUIDELINES ON FORM W-9
SUMMARY ADVERTISEMENT
LETTER TO STOCKHOLDERS
FORM OF FIRST AMENDING AGREEMENT TO CREDIT AGRMNT
SECOND AMENDING AGREEMENT TO CREDIT AGREEMENT
FORM OF PROMISSORY NOTE
FORM OF SUBSCRIPTION RECEIPTS AGREEMENT
AGREEMENT AND PLAN OF MERGER
STOCKHOLDER TENDER AND VOTING AGREEMENT
STOCKHOLDER TENDER AND VOTING AGREEMENT
STOCKHOLDER TENDER AND VOTING AGREEMENT
STOCKHOLDER TENDER AND VOTING AGREEMENT
STOCKHOLDER TENDER AND VOTING AGREEMENT
STOCKHOLDER TENDER AND VOTING AGREEMENT
STOCKHOLDER TENDER AND VOTING AGREEMENT
STOCKHOLDER TENDER AND VOTING AGREEMENT
STOCKHOLDER TENDER AND VOTING AGREEMENT
STOCKHOLDER TENDER AND VOTING AGREEMENT
STOCKHOLDER TENDER AND VOTING AGREEMENT
ASSET PURCHASE AGREEMENT
FORM OF NON-DISCLOSURE AGREEMENT
FORM OF NON-DISCLOSURE AGREEMENT

i

SUMMARY TERM SHEET

      CGI Virginia Corporation is offering to purchase all of the outstanding common stock of American Management Systems, Incorporated for $19.40 per share, net to the seller in cash and without interest. The following are some of the questions you, as a stockholder of AMS, may have and answers to those questions.

      We urge you to carefully read the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my shares?	Our name is CGI Virginia Corporation. We are a Delaware corporation formed for the sole purpose of making a tender offer for all of the shares of common stock of AMS. We are a wholly-owned subsidiary of CGI Group Inc., a corporation organized under the laws of the Province of Québec. See “Introduction” to this Offer to Purchase and Section 9 (Certain Information Concerning CGI Group and Purchaser).

What shares are being sought in the offer?	We are seeking to purchase all of the outstanding shares of common stock, par value $0.01 per share, of AMS. See “Introduction” to this Offer to Purchase and Section 1 (Terms of the Offer).

Have any AMS stockholders agreed to tender their shares?	Yes. Certain stockholders collectively owning approximately 0.47% of AMS’s outstanding shares of common stock (approximately 0.45% on a fully-diluted basis), all of whom are directors or executive officers of AMS, have agreed to tender their shares of AMS common stock in the offer pursuant to certain Stockholder Tender and Voting Agreements, which have been approved by AMS’s board of directors. See “Introduction” to this Offer to Purchase and Section 11 (Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements).

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?	We are offering to pay $19.40 per share, net to you, in cash and without interest. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?	CGI Group, our parent company, will provide us with sufficient funds to purchase all shares validly tendered and not validly withdrawn in the offer and to provide funding for the merger which is expected to follow the successful completion of the offer (as discussed below). We will require approximately $858 million to consummate the offer and the merger and to pay related fees and expenses. CGI Group will provide us with the purchase price for the shares from the following sources:

• $415 million from the loan by AMS to CGI Group of the proceeds from the sale of AMS’s U.S. defense and intelligence group to an affiliate of CACI International Inc pursuant to the asset purchase agreement among CACI International, two affiliates of CACI International, AMS, CGI Group and us, which is expected to occur immediately prior to our acceptance of the tendered shares;

• approximately $243 million of net proceeds from the offering by CGI Group, on a private placement basis, of subscription receipts which will be automatically exchanged for CGI Group’s Class A Subordinate shares (without payment of additional consideration on the date the conditions of the private placement are satisfied) to certain qualified institutional investors. The closing of the offering is expected to occur on or about March 19, 2004;

• approximately $200 million from CGI Group’s existing credit facilities; and

• cash on hand.

The offer is conditioned upon, among other things, the completion of the sale of AMS’s U.S. defense and intelligence group and the loan of the proceeds of that sale to CGI Group. See Section 10 (Source and Amount of Funds).

Is your financial condition relevant to my decision to tender in the offer?	We do not believe that our financial condition is relevant to your decision to tender in the offer because:

• the form of payment consists solely of cash and the offer is to purchase all outstanding AMS shares;

• the form of payment that you will receive consists solely of cash, and if you tender into the offer and receive payment for your shares of common stock, you will have no continuing equity interest in AMS;

• we have been formed solely for the purpose of acquiring the AMS shares, and there is no relevant historical financial information available with respect to us;

• one of the conditions to the offer is the completion of the sale of AMS’s U.S. defense and intelligence group to CACI and the loan of the proceeds of such sale from AMS to CGI Group; and

• if we consummate the offer, we will acquire all remaining AMS shares for the same cash price in the merger.

See Section 10 (Source and Amount of Funds).

How long do I have to decide whether to tender in the offer?	You will have at least until 12:00 Midnight, New York City time, on Thursday, April 15, 2004, to decide whether to tender your shares of common stock in the offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1 (Terms of the Offer) and Section 3 (Procedure for Tendering Shares).

Can the offer be extended and under what circumstances?	Yes. The offer can be extended for varying lengths of time depending on the circumstances. We have agreed in the merger agreement that:

• the offer will be extended until such time as the offer conditions are satisfied or, to the extent permitted by the merger agreement, waived, but in no event will the offer be extended beyond June 1, 2004, without the mutual written consent of AMS and us;

• we may, at our discretion, extend the expiration date for any period required by any rule, regulation or interpretation of the SEC, the staff thereof, or the Nasdaq National Market applicable to the offer, but in no event beyond June 1, 2004; and

• we may, at our discretion, elect to provide for one or more subsequent offering periods of up to an additional 20 business days in the aggregate, beginning after we have purchased shares during the offer, during which stockholders may tender, but not withdraw, their shares of common stock and receive the offer price.

See Section 1 (Terms of the Offer).

What is a subsequent offering period? Will there be a subsequent offering period?	We may elect to provide for one or more subsequent offering periods only after we have purchased shares tendered during the initial offering period. In our sole discretion, we may provide for one or more subsequent offering periods of not more than 20 business days in the aggregate, in accordance with and to the extent permitted by Rule 14d-11 under the Securities and Exchange Act of 1934, commencing on the day after the expiration of the initial offering period. If a subsequent offering period is provided, AMS shares tendered during the subsequent offering period will be purchased promptly after they are tendered and will not be subject to any conditions or withdrawal rights. Shares tendered during the subsequent offering period, if any, will receive the same consideration as shares tendered in the initial offering period. See Section 1 (Terms of the Offer).

We have not, at this time, made a decision as to whether or not to grant a subsequent offering period.

How will I be notified if the offer is extended?	If we extend the offer, we will inform Computershare Trust Company of New York, which is the depositary for the offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the offer was scheduled to expire. See Section 1 (Terms of the Offer).

What are the most significant conditions to the offer?	Our obligation to accept for payment and pay for the AMS shares tendered pursuant to the offer will be subject to the satisfaction of a number of conditions, including, but not limited to:

• the number of AMS shares validly tendered and not withdrawn prior to the expiration of the offer must represent at least a majority of the shares of AMS then outstanding on a fully-diluted basis (taking into account all issued and outstanding shares of AMS common stock and all of the AMS common stock that would be issued if all vested options, warrants and other stock purchase rights exercisable at a price below $19.40 were exercised). According to AMS, there were approximately 44,144,711 shares of its common stock outstanding on a fully-diluted basis as of March 12, 2004, and AMS has agreed that no more than 70,000 shares of AMS common stock will be issued under its employee stock purchase plan prior to the expiration of the offer. Therefore, this condition would be satisfied if 22,107,356 shares were validly tendered and not withdrawn at the expiration of the offer;

• the completion of the sale of AMS’s U.S. defense and intelligence group to an affiliate of CACI International pursuant to the asset purchase agreement and the loan of the proceeds of such sale from AMS to CGI Group as contemplated in the merger agreement;

• the expiration or termination of applicable waiting periods or comparable provisions under any applicable pre-merger notification laws or regulations under the Hart-Scott-Rodino Antitrust Improvements Act and competition laws of Germany; and

• the period of time for any applicable review process by the Committee on Foreign Investment in the United States under the Exon-Florio Amendment to Section 721 of the Defense Production Act of 1950 having expired and CFIUS not having taken any action or made any recommendation to the President of the United States to block or prevent the consummation of the offer or the merger unless such action or recommendation is withdrawn.

The offer is also subject to a number of other conditions. See Section 13 (Certain Conditions to the Offer).

How do I tender my shares?	• To tender your shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal, to Computershare Trust Company of New York, the depositary for the offer, not later than the time the offer expires.

• If your shares of common stock are held in street name, you should contact the bank, broker or nominee of your shares to effect the transaction on your behalf.

• If you cannot deliver something that is required to the depositary by the expiration of the offer, you may get a little extra time to do so by having a financial institution which is a member of the Securities Transfer Agents Medallion Program (including most commercial banks, savings and loan associations and brokerage houses) or other eligible institution, guarantee that the missing items will be received by the depositary within three Nasdaq National Market trading days after the date of execution of such notice of guaranteed delivery. However, the depositary must receive the missing items within that three trading day period or else your shares will not be validly tendered.

See Section 3 (Procedure for Tendering Shares).

Until what time can I withdraw previously tendered shares?	You can withdraw your shares at any time until the offer has expired. If we have not agreed to accept your shares for payment by the expiration date, including the expiration of any extension, you can withdraw them at any time after such time until we accept them for payment. This right to withdraw will not apply to any subsequent offering period. See Section 1 (Terms of the Offer) and Section 4 (Withdrawal Rights).

How do I withdraw previously tendered shares?	To withdraw your shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 4 (Withdrawal Rights).

Has the board of directors of AMS approved the offer?	We are making the offer pursuant to a merger agreement with AMS which has been approved and adopted by the board of directors of AMS. The board of directors of AMS has unanimously determined that the terms of the merger agreement, the offer and the merger are procedurally and substantively fair to and in the best interests of the stockholders of AMS, approved and adopted the merger agreement and approved and adopted the transactions contemplated thereby, including the offer and the merger, approved the stockholder tender and voting agreements, recommended that the stockholders of AMS accept the offer, tender their shares to us and, if required by law, approve and adopt the merger agreement and the merger and approved and adopted the asset purchase agreement and approved and adopted the transactions contemplated thereby. See “Introduction” to this Offer to Purchase and Section 11 (Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements).

Will the offer be followed by a merger if all of the AMS shares are not tendered in the offer?	If we accept for payment and pay for at least a majority of the outstanding shares of AMS on a fully-diluted basis, subject to the merger agreement, we will be merged with and into AMS. If that merger takes place, CGI Group will own all of the shares of AMS and all remaining stockholders, other than us and CGI Group, will be entitled to receive $19.40 per share in cash (unless a stockholder validly asserts his right to appraisal of his shares of AMS under the General Corporation Law of the State of Delaware). See “Introduction” to this Offer to Purchase.

Do I have statutory appraisal rights?	You do not have appraisal rights in connection with the offer. However, if you do not tender your shares in the offer, the merger is consummated and you follow the procedures required under the General Corporation Law of the State of Delaware, you will have a statutory right to demand payment of the judicially appraised fair value of your shares. This value could be more or less than, or the same as, the per share price paid in the offer. If you intend to exercise your appraisal rights, you should not tender your shares in the offer. See Section 14 (Certain Legal Matters).

If I decide not to tender, how will the offer affect my shares?	We will consummate the merger described above if the offer is successfully completed. In the merger, stockholders not tendering their shares in the offer will receive the same amount of cash per share which they would have received had they tendered their shares in the offer (subject to their right to pursue appraisal rights under the General Corporation Law of the State of Delaware), unless they comply with the requirements for appraisal rights, in which case they could receive more or less consideration than, or the same consideration as, the amount paid for shares that were either purchased in the offer or exchanged for cash in the merger without properly exercising appraisal rights. Therefore, if the offer is successfully completed, the only difference to you between tendering your shares in the offer on the one hand, and not tendering your shares and receiving cash in the merger on the other hand, is that you will be paid earlier if you tender your shares (assuming you do not pursue appraisal rights under the General Corporation Law of the State of Delaware). If you do not tender your shares in the offer the minimum condition to the offer might not be satisfied prior to the expiration of the offer, in which event the offer will not be completed and the merger will not occur. It is expected that if the shares are not accepted for payment by Purchaser pursuant to the offer, AMS’s current management under the general direction of the current board of directors would continue to manage AMS as an ongoing business. See “Introduction” to this Offer to Purchase; Section 7 (Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations) and Section 12 (Plans for AMS).

What is the market value of my shares as of a recent date?	On March 10, 2004, the last trading day before we announced the offer and the possible subsequent merger, the high and low sales prices of AMS shares reported on the Nasdaq National Market were $15.96 and $15.37 per share, respectively. On March 17, 2004, the last trading day prior to commencement of the offer, the high and low sales price of AMS shares on the Nasdaq National Market were $19.25 and $19.19 per share, respectively. We advise you to obtain a recent quotation for the shares when deciding whether to tender your shares. See Section 6 (Price Range of the Shares; Dividends on the Shares).

What are the U.S. federal income tax consequences of tendering shares and of the merger?	The sale or exchange of shares pursuant to the offer and the merger will be a taxable transaction for U.S. federal income tax purposes and possibly for state, local and foreign tax purposes as well. In general, a stockholder who sells shares for cash pursuant to the offer or receives cash in exchange for shares pursuant to the merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the shares sold or exchanged. See Section 5 (Material United States Federal Income Tax Consequences).

Why is AMS selling its U.S. defense and intelligence group to an affiliate of CACI International?	AMS is selling its U.S. defense and intelligence group to an affiliate of CACI International because of the regulatory difficulties faced by a non-U.S. entity in acquiring such a business.

Because of the regulatory issues, CGI Group required that this business be sold to a third party immediately prior to the completion of the offer. By structuring the transaction in such a manner, it is intended that CGI Group will never acquire control over the defense and intelligence group. It is a condition to the closing of the offer that the defense and intelligence group be sold to an affiliate of CACI International pursuant to the asset purchase agreement.

What is the purchase price to be received by AMS from the sale of its U.S. defense and intelligence group?	The purchase price for the defense and intelligence group will be $415 million, subject to certain post-closing adjustments.

Why will the proceeds of the sale of the defense and intelligence group by AMS be loaned to CGI Group?	The proceeds of the sale of the defense and intelligence group will be loaned to CGI Group in order that CGI Group may use the funds to partially fund the acquisition of the shares of common stock of AMS pursuant to the offer.

Who can I talk to if I have questions about the tender offer?	You can call D. F. King & Co., Inc. at (800) 290-6432 (toll-free). D. F. King & Co., Inc. is acting as the information agent for the offer. You can also call Credit Suisse First Boston LLC at (800) 881-8320 (toll-free). Credit Suisse First Boston LLC is acting as dealer manager for the offer.

To the Holders of Common Stock of American Management Systems, Incorporated:

INTRODUCTION

      CGI Virginia Corporation, a Delaware corporation and a wholly-owned subsidiary of CGI Group Inc. (“Purchaser”), a corporation organized under the laws of the Province of Québec (“CGI Group”), hereby offers to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of American Management Systems, Incorporated, a Delaware corporation (“AMS”), at a price of $19.40 per Share, net to the tendering stockholder in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

      Tendering stockholders whose Shares are registered in their own name and who tender directly to Computershare Trust Company of New York, which is acting as the Depositary (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of the Shares pursuant to the Offer. Purchaser will pay all charges and expenses of the Depositary, Credit Suisse First Boston, which is acting as the Dealer Manager, and D. F. King & Co., Inc., which is acting as the Information Agent (the “Information Agent”), in each case incurred in connection with the Offer. See Section 16 (Fees and Expenses).

      The Offer is being made pursuant to an Agreement and Plan of Merger, dated March 10, 2004 (the “Merger Agreement”), by and among CGI Group, Purchaser and AMS pursuant to which, no later than the second business day after the satisfaction or waiver, if permissible, of all conditions to the Merger, Purchaser will be merged with and into AMS, with AMS surviving the Merger as a wholly-owned subsidiary of CGI Group, and the separate corporate existence of Purchaser will then cease. The merger of Purchaser with and into AMS as effected pursuant to the immediately preceding sentence, is referred to in this Offer to Purchase as the “Merger,” and AMS as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation.” At the effective time of the Merger (the “Effective Time”), except for (i) Shares held by AMS, CGI Group, Purchaser or any other direct or indirect wholly-owned subsidiary of CGI Group, all of which shall automatically be cancelled and none of which shall receive any payment with respect thereto, and (ii) shares held by any person who has the right to demand and who properly demands an appraisal of such Shares in accordance with the Delaware General Corporation Law (the “DGCL”), each Share will be cancelled and converted into the right to receive $19.40 per Share, net to the holder in cash (such price being referred to in this Offer to Purchase as the “Offer Price”), payable to the holder without interest. The Merger Agreement is more fully described in Section 11 (Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements).

      The Offer is conditioned upon, among other things: (i) there being validly tendered and not withdrawn prior to the expiration of the Offer, that number of shares of AMS common stock which represents at least a majority of the then outstanding shares on a fully-diluted basis on the expiration of the Offer (the “Minimum Condition”); (ii) the consummation of the sale of certain assets of AMS constituting its U.S. Defense and Intelligence Group (“Defense and Intelligence Group”) to Dagger Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of CACI, INC. — FEDERAL, a Delaware corporation and wholly-owned subsidiary of CACI International Inc (Dagger Acquisition Corporation, CACI, INC. — FEDERAL and CACI International are collectively referred to herein as “CACI”) pursuant to the Asset Purchase Agreement among AMS, CACI, CGI Group, and Purchaser dated March 10, 2004 (the “Asset Purchase Agreement”) and the loan of the proceeds of such sale to CGI Group as contemplated by the Merger Agreement; (iii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the competition laws of Germany; (iv) the period of time for any applicable review process by the Committee on Foreign Investment in the United States (“CFIUS”) under the Exon-Florio Amendment to Section 721 of the Defense Production Act of 1950 (the “Defense Production Act”) having expired and CFIUS not having taken any action or made any recommendation to the President of the United States to block or prevent the consummation of the Offer or the Merger unless such action or recommendation is withdrawn; and (v) the other conditions set forth in this

Offer to Purchase. See Section 13 (Certain Conditions to the Offer) of this Offer to Purchase for a complete description of the conditions to the Offer.

      If Purchaser obtains 90% or more of the outstanding Shares in the Offer, Purchaser will effect the Merger pursuant to the short-form merger provisions of the DGCL without obtaining the approval of any other stockholder of AMS. AMS has agreed, if required, to cause a meeting of its stockholders to be held following consummation of the Offer for the purposes of considering and taking action upon the approval and adoption of the Merger Agreement. CGI Group and Purchaser have agreed to vote the Shares purchased in the Offer in favor of the approval and adoption of the Merger Agreement. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power to adopt the Merger Agreement without the affirmative vote of any other stockholder of AMS. See Section 11 (Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements).

      The board of directors of AMS has unanimously: (a) determined that the terms of the Merger Agreement, the Offer and the Merger are procedurally and substantively fair to and in the best interests of the stockholders of AMS; (b) approved and adopted the Merger Agreement and approved and adopted the transactions contemplated thereby, including the Offer and the Merger; (c) approved the Stockholder Tender and Voting Agreements (as defined below); (d) recommended that the stockholders of AMS accept the Offer, tender their shares of AMS common stock to Purchaser and, if required by law, approve and adopt the Merger Agreement and the Merger; and (e) approved and adopted the Asset Purchase Agreement and approved and adopted the transactions contemplated thereby.

      AMS has advised CGI Group and Purchaser that Goldman, Sachs & Co. (“Goldman Sachs”), AMS’s financial advisor, has delivered to AMS’s board of directors its written opinion, dated March 10, 2004, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth in such opinion, the consideration to be received by the holders of Shares pursuant to the Offer and under the terms of the Merger Agreement, is fair, from a financial point of view, to such holders. Such opinion, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is set forth in full as an exhibit to AMS’s Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), which is being mailed to stockholders of AMS with this Offer to Purchase. Stockholders are urged to carefully read the Schedule 14D-9 and such opinion in their entirety. Goldman Sachs provided its opinion for the information and assistance of AMS’s board of directors in connection with its consideration of the transaction contemplated by the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether any holder of Shares of AMS should tender such shares in connection with the Offer or how any holder of such shares should vote with respect to the Merger.

      As a condition to CGI Group and Purchaser entering into the Merger Agreement, the Tendering Stockholders (as defined below) of AMS, who currently hold voting and dispositive power with respect to 200,568 Shares (representing approximately 0.47% of the outstanding Shares (approximately 0.45% on a fully-diluted basis)), concurrently with the execution and delivery of the Merger Agreement entered into Stockholder Tender and Voting Agreements (collectively, the “Stockholder Tender and Voting Agreements”), dated March 10, 2004, with CGI Group and Purchaser. Pursuant to the Stockholder Tender and Voting Agreements, the Tendering Stockholders have agreed, among other things, to tender the Shares held by them in the Offer, and to grant CGI Group a proxy with respect to the voting of such Shares in favor of the Merger Agreement with respect to such Shares upon the terms and subject to the conditions set forth therein. The board of directors of AMS has approved the Stockholder Tender and Voting Agreements. See Section 11 (Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements).

      AMS has informed Purchaser that, as of March 12, 2004, there were (i) 42,717,378 Shares issued and outstanding and (ii) outstanding vested options and warrants to purchase an aggregate of 1,427,333 Shares exercisable at a price less than the offer price (“vested and in-the-money options and warrants”). In addition, AMS has agreed that no more than 70,000 Shares will be issued pursuant to its employee stock purchase plan prior to the expiration of the Offer. The Merger Agreement provides, among other things, that AMS will not, without the prior written consent of CGI Group, issue any additional Shares (except on the exercise of outstanding options and other rights and securities and the issuance of Shares pursuant to AMS’s employee stock purchase plan). Based on the foregoing, and after giving effect to the exercise of all vested and in-the-money options and warrants, Purchaser believes that the Minimum Condition would be satisfied if 22,107,356 Shares are validly tendered and not withdrawn prior to the expiration of the Offer. If the Minimum Condition is satisfied and Purchaser accepts for payment the Shares tendered pursuant to the Offer, CGI Group shall be entitled to designate such number of directors, rounded up to the next whole number, on AMS’s board of directors as is equal to the product of the total number of directors on AMS’s board of directors (after giving effect to the directors to be designated by CGI Group) multiplied by the percentage that the aggregate number of Shares so purchased and paid for bears to the total number of Shares then outstanding. See Section 11 (Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements) and Section 12 (Plans For AMS).

      As used in this Offer to Purchase, “fully-diluted basis” takes into account as of such date, the number of shares of common stock issued and outstanding, together with all Shares that would be issued and outstanding if all vested options, warrants or rights to purchase Shares at a price per share less than $19.40 per share were exercised on or before such date.

      Consummation of the Merger is conditioned upon, among other things, the approval and adoption by the requisite vote of stockholders of AMS of the Merger Agreement, if required by applicable law in order to consummate the Merger.

      Purchaser is a newly-formed Delaware corporation, and it has not conducted any business other than in connection with the Offer and the Merger Agreement described below. CGI Group owns, directly, all of the outstanding capital stock of Purchaser. See Section 9 (Certain Information Concerning CGI Group and Purchaser).

      Except as otherwise set forth in this Offer to Purchase, the information concerning AMS contained in this Offer to Purchase and in the attached schedules and annexes, including financial information, has been furnished by AMS or has been taken from or based upon publicly available documents and records on file with the Securities and Exchange Commission (the “SEC”) and other public sources and is qualified in its entirety by reference thereto. Neither CGI Group nor Purchaser has any knowledge that such publicly available information is inaccurate or incomplete. Neither CGI Group nor Purchaser can take responsibility for the accuracy or completeness of such information or for any failure by AMS to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to CGI Group or Purchaser, except to the extent required by law. Similarly, except as otherwise set forth in this Offer to Purchase, the information concerning CGI Group and Purchaser contained in this Offer to Purchase and in the attached schedules and annexes, including financial information, has been furnished by CGI Group or Purchaser. AMS takes no responsibility for the accuracy or completeness of the information concerning CGI Group, Purchaser, or any of their respective affiliates contained in this Offer to Purchase or the Tender Offer Statement on Schedule TO (together with any amendment, supplements, schedules, annexes and exhibits thereto, the “Schedule TO”) or for any failure by CGI Group, Purchaser, or any of their respective affiliates to disclose events that may have occurred or may affect the accuracy or completeness of any such information but that are unknown to AMS, except to the extent required by law.

      This Offer to Purchase and the related Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer.

THE OFFER

1.	Terms of the Offer

      Upon the terms of and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered on or prior to the Expiration Date and not validly withdrawn in accordance with the procedures for withdrawal described in Section 4 (Withdrawal Rights) of this Offer to Purchase. The term “Expiration Date” as used in this Offer to Purchase means 12:00 Midnight, New York City time, on Thursday, April 15, 2004, unless and until Purchaser, in accordance with the terms of the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. The consideration offered is $19.40 per share net to the seller in cash, without interest.

      Under the terms of the Merger Agreement, the Offer will be extended if any Offer Condition has not been satisfied or waived by 12:00 Midnight, New York City time, on April 15, 2004; provided, that Purchaser shall not extend the Offer beyond June 1, 2004 without the written consent of AMS (such date as may be so extended the “Outside Offer Date”). Notwithstanding the foregoing, Purchaser may, without the consent of AMS, (i) extend the Offer for any period required by any rule, regulation or interpretation of the SEC, the staff thereof, or the Nasdaq National Market, applicable to the Offer, but in no event beyond the Outside Offer Date of June 1, 2004; or (ii) provide for one or more subsequent offering periods of no more than 20 business days in the aggregate in accordance with and to the extent permitted by Rule 14d-11 under the Exchange Act.

      The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 13 (Certain Conditions to the Offer). Purchaser expressly reserves the right to waive in whole or in part any of such conditions to the extent legally permissible (other than the Minimum Condition), to increase the price per share payable in the Offer and to make any other changes in the terms of the Offer; provided, however, that no change may be made without the prior written consent of AMS, which (i) decreases the price per Share payable in the Offer, (ii) reduces the maximum number of Shares to be purchased in the Offer, (iii) changes the form of consideration to be paid in the Offer, (iv) imposes conditions to the Offer in addition to the conditions set forth in Section 13 (Certain Conditions to the Offer), (v) waives or changes the Minimum Condition, (vi) makes any other change in the terms and conditions of the Offer which otherwise adversely affect the holders of the Shares, or (vii) except as provided in the Merger Agreement, extends the Expiration Date.

      If by 12:00 Midnight, New York City time, on Thursday, April 15, 2004 (or by any other time and date then scheduled as the Expiration Date), any or all of the conditions to the Offer have not been satisfied or waived, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, Purchaser may (i) subject to the qualification described in the immediately preceding paragraph of this Offer to Purchase with respect to the Minimum Condition, waive all of the conditions to the Offer that remain unsatisfied and accept for payment and pay for all Shares that have been validly tendered and not withdrawn prior to the Expiration Date, (ii) extend the Offer and, subject to the right of holders of Shares previously tendered to withdraw such tendered shares at any time prior to the Expiration Date, retain all of the shares that have been previously tendered and not withdrawn during the period or periods for which the Offer is extended, or (iii) subject to the qualifications described in the immediately preceding paragraph of this Offer to Purchase, amend the Offer. In addition, under certain circumstances, Purchaser may terminate the Offer in accordance with the Merger Agreement, not accept for payment or pay for any Shares and return all previously tendered shares to the owners of such shares.

      The rights reserved by Purchaser described in the two preceding paragraphs are in addition to its rights pursuant to Section 13 (Certain Conditions to the Offer) of this Offer to Purchase. Any extension of the Offer, waiver of conditions to the Offer, amendment to the Offer or termination will be followed as promptly as practicable by a public announcement thereof. An announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration

Date. Without limiting the manner in which Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the PR Newswire and/or Dow Jones news services. The phrase “business day” as used in this paragraph has the meaning set forth in Rule 14d-1 under the Exchange Act.

      In the event that Purchaser makes a material change to the terms of the Offer or the information concerning the Offer, or waives a material condition to the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following a material change in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required under the applicable rules and regulations of the SEC to allow for adequate dissemination to stockholders.

      AMS has provided Purchaser with a list and security position listings of AMS stockholders for the purpose of dissemination the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal enclosed with this Offer to Purchase and other materials related to the Offer will be mailed to record holders of Shares. This Offer to Purchase and the Letter of Transmittal will be furnished to brokers, dealers, banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the list of AMS stockholders, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

      On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date, Purchaser will accept for payment, and will pay for, all Shares validly tendered to Purchaser in the Offer and not withdrawn prior to the Expiration Date. Subject to the terms of the Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or the payment for, Shares that are tendered in the Offer in order to comply in whole or in part with any applicable law or regulatory requirement. Any such delays will be effected in compliance with Rule 14e-l(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer).

      In all cases, payment for Shares that are accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	the certificates representing such shares, together with the Letter of Transmittal enclosed with this Offer to Purchase (or a facsimile copy of it), properly completed and duly executed, and any required signature guarantees (as described in Section 3 (Procedure for Tendering Shares) under the caption “Signature Guarantees”); or

•	in the case of a transfer effected pursuant to the book-entry transfer procedures as described in Section 3 (Procedure for Tendering Shares) under the caption “Book-Entry Transfer” a Book-Entry Confirmation and either the Letter of Transmittal enclosed with this Offer to Purchase (or a facsimile copy of it), properly completed and duly executed, and any required signature guarantees (as described in Section 3 (Procedure for Tendering Shares) under the caption “Signature Guarantees”) or an Agent’s Message, and any other required documents.

      Accordingly, stockholders tendering Shares in the Offer may be paid at different times depending upon when certificates for shares or Book-Entry Confirmations with respect to shares are actually received by the Depositary.

      The per share consideration paid to any stockholder in the Offer will be the highest per share consideration paid to any other stockholder in the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares that are validly tendered in the Offer and not withdrawn prior to the Expiration Date as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such shares. On the terms of and subject to the conditions to the Offer, payment for Shares that are accepted for payment in the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for stockholders tendering Shares in the Offer for the purpose of receiving payment from Purchaser and transmitting payment to such stockholders whose Shares have been accepted for payment in the Offer.

      Under no circumstances will interest be paid on the Offer Price for Shares that are tendered in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.

      If Purchaser is delayed in its acceptance for payment of, or payment for, Shares that are tendered in the Offer, or is unable to accept for payment, or pay for, Shares that are tendered in the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-l(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer) and the terms of the Merger Agreement), the Depositary may, nevertheless, on behalf of Purchaser, retain Shares that are tendered in the Offer, and such Shares may not be withdrawn except to the extent that stockholders tendering such Shares are entitled to do so as described in Section 4 (Withdrawal Rights) of this Offer to Purchase.

      If any Shares that are tendered in the Offer are not accepted for payment pursuant to the terms and Conditions to the Offer for any reason, the certificates for such Shares will be returned (and, if certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent) in each case without expense to the stockholder tendering such Shares (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

      Purchaser reserves the right to transfer or assign, in whole or in part, to CGI Group or to any affiliate of CGI Group, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of the tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.	Procedure for Tendering Shares

      Valid Tender. For a stockholder to validly tender Shares pursuant to the Offer, either (i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, or in the case of a book-entry transfer, an Agent’s Message (as described below under the caption “Book-Entry Transfer”), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, except with respect to any Subsequent Offering Period, and either certificates for tendered Shares must be received by the Depositary at one of such addresses or such Shares must be delivered pursuant to the procedures for book-entry transfer set forth below (and a Book-Entry Confirmation received by the Depositary), in each case, prior to the Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

      Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.”

      The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant. For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that the required documents and certificates must be received during the Subsequent Offering Period.

      THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY’S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION).

      IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

      Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent’s Medallion Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for Shares not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered certificates for such Shares must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal.

      Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s certificates for Shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder’s tender may be effected if all the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

•	the certificates for (or a Book-Entry Confirmation with respect to) such Shares, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message, and any other required documents are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the Nasdaq National Market is open for business.

      The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission, overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by Purchaser.

      Other Requirements. Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares; (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message; and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE TO BE PAID BY PURCHASER FOR THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

      Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of AMS’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

      Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any or all tenders of any Shares determined by it not to be in proper form or the acceptance for payment of, or payment for, which may, in the opinion of Purchaser’s counsel, be unlawful. Purchaser also reserves the absolute right, in its sole discretion, subject to the provisions of the Merger Agreement, to waive any of the Conditions to the Offer or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Purchaser, CGI Group, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the Merger Agreement, Purchaser’s interpretation of the terms and Conditions to the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

      Backup Withholding. To prevent “backup withholding” with respect to payment of the purchase price of Shares purchased pursuant to the Offer, a tendering registered holder, or his assignee (in either case, the “Payee”), must provide the Depositary with such stockholder’s correct taxpayer identification number and certify that such stockholder is not subject to backup withholding by completing and signing the Substitute Form W-9 provided in the Letter of Transmittal. If backup withholding applies with respect to a stockholder, the Depositary is required to withhold and deposit with the Internal Revenue Service 28%, or other applicable withholding percentage, of any payments made to such stockholder. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. In order for a foreign stockholder to qualify as an exempt recipient, the stockholder must submit the appropriate completed Form W-8, signed under penalties of perjury, attesting to the stockholder’s exempt status. See Instruction 9 of the Letter of Transmittal.

4.	Withdrawal Rights

      Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. Except as provided in this Offer to Purchase with respect to a Subsequent Offering Period, Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after June 1, 2004.

      For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in Section 3 (Procedure for Tendering Shares), any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 (Procedure for Tendering Shares) any time prior to the Expiration Date or during any Subsequent Offering Period.

      No withdrawal rights will apply during a Subsequent Offering Period under Rule 14d-11 of the Exchange Act with respect to Shares tendered and accepted for payment. See Section 1 (Terms of the Offer).

      All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Purchaser, CGI Group, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material United States Federal Income Tax Consequences

      The following is a general summary of certain U.S. federal income tax consequences of the Offer and the Merger relevant to a beneficial holder of Shares whose Shares are sold for cash pursuant to the Offer or converted into the right to receive cash in the Merger (a “Holder”). This discussion is for general informational purposes only and does not address all aspects of U.S. federal income taxation that may be relevant to particular Holders of Shares in light of their specific investment or tax circumstances. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion applies only to Holders who hold Shares as “capital assets” within the meaning of Section 1221 of the Code and may not apply to Holders who acquired their Shares pursuant to the exercise of employee stock options or otherwise as compensation. In addition, this discussion does not apply to certain types of Holders subject to special tax rules including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker dealers and persons who hold their Shares as a part of “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment. The tax consequences of the Offer and the Merger to Holders who hold their Shares through a partnership or other pass-through entity generally will depend upon such Holder’s status for U.S. federal income tax purposes. This discussion does not address the U.S. federal income tax consequences to a Holder that, for U.S. federal income tax purposes, is: (i) an individual who is not a U.S. resident or citizen; (ii) a foreign corporation; (iii) a foreign partnership; or (iv) a foreign estate or trust, nor does it consider the effect of any state, local or foreign income tax or other tax laws. EACH STOCKHOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE OFFER AND THE MERGER IN LIGHT OF SUCH HOLDER’S SPECIFIC TAX SITUATION.

      The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under state, local, or foreign tax laws. In general, a Holder who receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received by the Holders and the Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or surrendered for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold for cash pursuant to the Offer or surrendered for cash pursuant to the Merger. Such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if such Shares have been held for more than one year at the time of the consummation of the Offer or the Merger, as the case may be. Certain limitations may apply to the use of capital losses.

6.	Price Range of the Shares; Dividends on the Shares

      The Shares are traded through the Nasdaq National Market System (the “Nasdaq National Market”) under the symbol “AMSY”. The following table sets forth, for each of the calendar quarters indicated, the high and low reported sales price per Share on the Nasdaq National Market based on published financial sources:

	High	Low

2002
First Quarter	$20.41	$17.55
Second Quarter	$23.33	$17.60
Third Quarter	$19.14	$12.32
Fourth Quarter	$14.45	$10.71
2003
First Quarter	$12.99	$10.30
Second Quarter	$14.99	$11.41
Third Quarter	$15.87	$12.66
Fourth Quarter	$15.72	$12.72
2004
First Quarter (through March 17, 2004)	$19.30	$14.53

      On March 10, 2004, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the high and low sales prices of the Shares on the Nasdaq National Market were $15.96 and $15.37 per Share, respectively. On March 17, 2004, the last full trading day prior to the commencement of the Offer, the high and low sales prices of the Shares on the Nasdaq National Market were $19.25 and $19.19 per Share, respectively. Stockholders are urged to obtain a current market quotation for the Shares.

      Dividends on the Shares. AMS has never paid any cash dividends on its common stock. In addition, under the terms of the Merger Agreement, AMS is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of CGI Group.

7.	Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations

      Completion of the Merger. If the offer is consummated, CGI Group and Purchaser are obligated, subject to certain limited conditions, to cause Purchaser to be merged with and into AMS, and the Shares held by AMS stockholders who do not tender their Shares and who do not exercise and perfect appraisal rights, will be converted into the right to receive $19.40 (or such other higher amount if the Offer Price is increased). If Purchaser obtains 90% or more of the outstanding Shares in the Offer, Purchaser will effect the Merger pursuant to the short-form merger provisions of the DGCL without obtaining the approval of any other stockholder of AMS. AMS has agreed, if required, to cause a meeting of its stockholders to be held following consummation of the Offer or by written consent pursuant to AMS’s certificate of incorporation and bylaws, for the purposes of considering and taking action upon the approval and adoption of the Merger Agreement. CGI Group and Purchaser have agreed to vote the Shares purchased in the Offer in favor of the approval and adoption of the Merger Agreement. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power to adopt the Merger Agreement without the affirmative vote of any other stockholder of AMS. See Section 11 (Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements). Upon completion of the Merger, CGI Group will become AMS’s sole stockholder; AMS will no longer file reports with the SEC; and the Shares will cease to be publicly traded, quoted on the Nasdaq National Market or qualified as “margin securities.” See Section 12 (Plans for AMS).

      Market for the Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or the marketability of, the Shares or whether it would cause future market prices to be greater or lesser than the Offer Price.

      Nasdaq Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued inclusion in the Nasdaq National Market, which requires, for continued listing, that there be at least 750,000 shares publicly held by at least 400 round lot holders, with a market value of at least $5,000,000. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares are not considered as being publicly held for this purpose. If the Nasdaq National Market were to cease to publish quotations for the Shares, it is possible that the Shares would continue to trade in the over-the-counter market and that prices or other quotations would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act (as described below) and other factors.

      Exchange Act Registration. The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of AMS to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act, assuming there are no other securities of AMS subject to registration, would substantially reduce the information required to be furnished by AMS to its stockholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to AMS. Furthermore, the ability of “affiliates” of AMS and persons holding “restricted securities” of AMS to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated.

      Purchaser may seek to cause AMS to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met. If the Nasdaq National Market listing and the Exchange Act registration of the Shares are not terminated prior to the Merger, then the Shares will be delisted from the Nasdaq National Market and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

      Margin Regulations. The Shares currently are “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which status has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities.”

8.	Certain Information Concerning AMS

      Except as otherwise set forth in this Offer to Purchase, the information concerning AMS contained in this Offer to Purchase and in the attached schedules or annexes, including that set forth below under the caption “Selected Financial Information,” has been furnished by AMS or has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Neither CGI Group nor Purchaser has any knowledge such publicly available information is inaccurate or incomplete. Neither CGI Group nor Purchaser can take responsibility for the accuracy or completeness of such information concerning AMS contained in such documents and records or for any failure by AMS to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to CGI Group or Purchaser, except to the extent required by law.

      General. AMS is a global business and information technology consulting firm. Its mission is to partner with customers to improve their business performance through the intelligent use of information technology. AMS’s business approach blends deep industry knowledge with strategic services, technology innovation and project delivery expertise to help business and government collect revenues, improve customer relationships, reduce risk, cut costs, and comply with complex regulatory requirements. AMS’s key solutions include business consulting, IT solutions and outsourcing.

      AMS operates as one segment and focuses on clients in specific industries, called its target markets. It has the following five target markets: Federal Government Agencies; State and Local Governments and Education; Communications, Media and Entertainment (formerly New Media and Communications Firms); Financial Services Institutions; and Other Corporate Clients. AMS was incorporated in the state of Delaware on February 2, 1970 and its principal executive offices are located at 4050 Legato Road, Fairfax, Virginia 22033. The telephone number of AMS at such offices is (703) 267-8000.

      Capital Structure. The authorized capital of AMS consists of (i) 200,000,000 Shares of common stock and (ii) 4,000,000 shares of Preferred Stock. As of March 12, 2004:

•	AMS had 42,717,378 Shares of common stock issued and outstanding;

•	options to acquire 5,410,853 Shares were outstanding pursuant to AMS’s stock option plans; and

•	AMS had no shares of Preferred Stock issued and outstanding.

      Selected Financial Information. Set forth below is certain selected consolidated financial information with respect to AMS, excerpted or derived from AMS’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and AMS’s Quarterly Report on Form 10-Q for the nine-months ended September 30, 2003. More comprehensive financial information is included in such reports and in other documents filed by AMS with the SEC. The following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information (including any related notes) contained therein. Such reports and other documents may be inspected and copies may be obtained from the SEC in the manner set forth below.

AMERICAN MANAGEMENT SYSTEMS, INCORPORATED

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Nine Months
	Ended	Fiscal Year Ended December 31,
	September 30,
	2003	2002	2001	2000

	(In thousands of dollars, except per share data)
Operating Data:
Revenues	$707,105	$986,695	$1,183,292	$1,279,328
Net Income (Net Loss)	(31,749)	28,206	15,872	43,798
Basic Earnings Per Share	(0.75)	0.67	0.38	1.06
Diluted Earnings Per Share	(0.75)	0.66	0.38	1.05
Balance Sheet Data (at end of period):
Cash and Cash Equivalents	$55,394	$136,191	$53,347	$43,221
Total Assets	587,124	622,496	600,166	648,280
Noncurrent Liabilities	60,791	65,764	74,609	85,107
Stockholders’ Equity	396,753	420,025	376,509	360,350

      AMS’s revenues for the fiscal year ended December 31, 2003, were approximately $961.6 million, its net loss was approximately $26.3 million and its basic and fully-diluted loss per Share were approximately $0.62. These annual results included a $43.5 million pre-tax charge for a contract litigation settlement. These preliminary results have been prepared by AMS’s management and are subject to audit.

      Available Information. AMS is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning AMS’s directors and officers, their remuneration, options granted to them, the principal holders of AMS’s securities and any material interests of such persons in transactions with AMS is required to be disclosed in proxy statements distributed to AMS’s stockholders and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information are obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to AMS that have been filed via the EDGAR System. Such material should also be available for inspection at the offices of the Nasdaq National Market, located at 20 Broad Street, New York, New York 10005.

9.	Certain Information Concerning CGI Group and Purchaser

      CGI Group and Purchaser. CGI Group is a corporation organized under the laws of the Province of Québec with its principal executive offices located at 1130 Sherbrooke Street West, 5th Floor, Montreal, Québec, Canada H3A 2M8. The telephone number of CGI Group at such offices is (514) 841-3200.

      Headquartered in Montréal, CGI Group provides end-to-end information technology services (commonly referred to as IT services) and business process services to clients worldwide, utilizing a highly customized, cost efficient delivery model that combines on-site and off-site operations through a network of state-of-the-art data centers in Canada (Montreal, Toronto and Regina), the U.S. (Phoenix) and the UK (Basingstoke). CGI Group also has applications maintenance and development centers in India (Mumbai and Bangalore). More specifically, CGI Group’s services are generally broken down as follows:

•	Consulting: CGI Group acts as a trusted advisor to its clients, providing a full range of IT and management consulting services, including IT strategic planning, business process engineering and systems architecture.

•	Systems integration: CGI Group provides implementation services covering the full scope of today’s enterprise IT environment, integrating different technologies to create IT systems that respond to clients’ strategic needs. In addition to its expertise at working with leading technologies and software applications, CGI Group provides customized application development services leveraging its ISO 9001 and CMM certified methodologies and the option of economies from near-shore and offshore development. It also offers a comprehensive suite of software and technology solutions in key markets.

•	Management of IT and business functions (outsourcing): Clients delegate entire or partial responsibility of their IT or business functions to CGI Group in order to achieve significant savings and access the best information technology, while retaining control over strategic IT and business functions. These contracts, typically for 5 to 10 years and renewable, provide revenue visibility and support performance stability. Services provided as part of an outsourcing contract can include facilities management (data centers, call centers, network and desktop services); application maintenance and support; development and integration of new projects and applications, as well as business process services including functions such as insurance policy administration, claims processing, human resources and pay services, document management, and other types of business process services.

      CGI Group targets clients in certain vertical markets where it has developed specialized knowledge and understanding of the trends, unique demands or regulatory changes that are specific to operating in that industry, including financial services, telecommunications and utilities, government and healthcare, retail and distribution, and manufacturing.

      As of March 1, 2004, CGI Group employed approximately 20,000 professionals. In fiscal 2003, CGI Group integrated 5,400 new members as a result of acquisitions and outsourcing contract wins. CGI Group believes that its success depends on its continuing ability to attract and retain skilled technical, marketing and management personnel and believes that its strong corporate culture has been the key to its success to date.

      As of the date of this Offer to Purchase, CGI Group does not own any Shares.

      Purchaser is a Delaware corporation newly formed at the discretion of CGI Group solely for the purpose of effecting the Offer and the Merger. CGI Group owns, directly, all of the outstanding capital stock of Purchaser. It is not anticipated that, prior to the consummation of the Offer, Purchaser will have any significant assets or liabilities or will engage in any activities other than those incident to the Offer and the Merger and the financing thereof. The offices of Purchaser are located at 1130 Sherbrooke Street West, 5th Floor, Montréal, Québec, Canada H3A 2M8.

      The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Purchaser and CGI Group are set forth in Schedule I to this Offer to Purchase. Except as set forth in this Offer to Purchase or Schedule I to this Offer to Purchase, (a) none of Purchaser, CGI Group or, to the best knowledge of Purchaser or CGI Group, any of the persons listed on Schedule I, or any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares or any other equity securities of AMS; and (b) none of Purchaser, CGI Group, or, to the best knowledge of Purchaser or CGI Group, any of the persons or entities referred to above, nor any of the respective executive officers, directors or subsidiaries of any of the foregoing, has effected any transaction in the Shares or any other equity securities of AMS during the past 60 days.

      Except as provided by the Merger Agreement or as set forth in this Offer to Purchase, none of Purchaser, CGI Group or, to the best knowledge of Purchaser and CGI Group, any of the persons listed on Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of AMS (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of AMS, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies).

      Except as set forth in this Offer to Purchase, none of Purchaser, CGI Group or any of their respective affiliates, or, to the best knowledge of Purchaser and CGI Group, any of the persons listed on Schedule I, has had, any business relationships or transactions with AMS or any of its executive officers, directors or affiliates that would require reporting under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years there have been no contacts, negotiations or transactions between Purchaser or CGI Group, any of their respective affiliates or, to the best knowledge of Purchaser or CGI Group, any of the persons listed on Schedule I, and AMS or its affiliates concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets. None of the persons listed on Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      Available Information. Pursuant to Rule 14d-3 under the Exchange Act, CGI Group and Purchaser filed with the SEC a Schedule TO, of which this Offer to Purchase forms a part. Additionally, CGI Group is subject to the information and reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning CGI Group’s business, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of CGI Group’s securities, any material interests of such persons in transactions with CGI Group and certain other matters is required to be disclosed in proxy statements and annual reports distributed to CGI Group’s stockholders and filed with the SEC. The Schedule TO and the exhibits thereto, as well as these other reports, proxy statements and other information, may be inspected and copied at the SEC’s public reference facilities in the same manner as set forth above with respect to AMS in Section 8 (Certain Information Concerning AMS).

10.	Source and Amount of Funds

      CGI Group, our parent company, will provide sufficient funds to purchase all shares validly tendered and not withdrawn in the Offer and to provide funding for the Merger which is expected to follow the successful completion of the Offer (as discussed below). Purchaser will require approximately $858 million to consummate the Offer, the Merger and to pay related fees and expenses. CGI Group will provide the purchase price for the Shares from the following sources:

•	$415 million from the loan by AMS to CGI Group of the proceeds from the sale of AMS’s Defense and Intelligence Group to CACI pursuant to the Asset Purchase Agreement;

•	approximately $243 million of net proceeds from the offering by CGI Group, on a private placement basis, of subscription receipts which will be automatically exchanged for CGI Group’s Class A Subordinate Shares (without payment of additional consideration on the date the conditions of the private placement are satisfied) in Canada and the United States to certain qualified institutional investors;

•	approximately $200 million from CGI Group’s existing credit facility; and

•	cash on hand.

      Sale of the Defense and Intelligence Group to CACI and Loan of Proceeds. Immediately following the consummation of the sale of AMS’s Defense and Intelligence Group to CACI pursuant to Asset Purchase Agreement, AMS will loan the proceeds of such sale of $415 million to CGI Group to be provided to Purchaser to pay the Offer Consideration. The loan will be made pursuant to a promissory note that provides that if Purchaser fails to accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer by the close of business on the first business day following the date of the note, the note will be immediately due and payable to AMS together with interest thereon.

      It is a condition to AMS’s obligation to consummate the transactions under the Asset Purchase Agreement that all Offer Conditions shall have been satisfied and/or waived and that CGI Group or Purchaser shall have taken up and become unconditionally obligated to to pay for the Shares pursuant to the Offer. See Section 11 (Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements).

      Private Placement. On March 10, 2004, CGI Group entered into an agreement to sell, in a firm underwritten private placement in Canada and the United States (the “Offering”), approximately 33.1 million subscription receipts (the “Subscription Receipts”) at a price of approximately $6.05 per Subscription Receipt for gross proceeds of approximately $200 million. Each Subscription Receipt will be automatically exchanged for one Class A Subordinate share of CGI Group, without payment of additional consideration, on the date that CGI Group accepts for payment at least a majority of the Shares. CGI Group has also entered into an agreement with BCE Inc. (“BCE”), a principal stockholder of CGI Group, pursuant to which BCE will subscribe for approximately 8.3 million additional Subscription Receipts on the same terms and conditions as the Offering. Closing of the Offering is expected to occur on or about March 19, 2004. The gross proceeds from the sale of the Subscription Receipts will be held in escrow pending the completion of the Offer. National Bank Financial Inc. and Credit Suisse First Boston Canada Inc. are the underwriters for the Offering (the “Underwriters”).

      The following is a summary of the material terms and conditions of the Offering. This summary does not purport to be complete and is subject to, and qualified in its entirety by, reference to the terms of the subscription receipt agreement (the “Subscription Receipt Agreement”) to be entered into between CGI Group, the Underwriters and Computershare Trust Company of Canada (the “Escrow Agent”) and to be dated as of the date of the closing of the Offering, the form of which is incorporated herein by reference and copies of which have been filed with the SEC as exhibits to the Schedule TO.

      The Subscription Receipts will be issued on the date of closing of the Offering pursuant to the Subscription Receipt Agreement. The gross proceeds from the sale of the Subscription Receipts (the “Escrowed Funds”) will be delivered to and held in escrow by the Escrow Agent and invested in short-term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a province, or a Canadian chartered bank, provided that such obligation is rated at least R1 (middle) by DBRS Inc., as directed by CGI Group, or an equivalent rating service, pending receipt of a notice in the prescribed form (the “Escrow Release Notice”) from CGI Group certifying that:

•	prior to the expiration of the Offer, there has been validly deposited under the Offer and not withdrawn at least a majority of the outstanding Shares, on a fully-diluted basis, and that CGI Group has issued to the Depositary an irrevocable direction to take up and accept for payment all such deposited Shares (the “Minimum Take-up Notice”);

•	the Merger Agreement is in full force and effect and unamended since the date of execution thereof save for amendments which have not had the effect of increasing the net value of the consideration to be paid under the Acquisition by CGI Group or any of its subsidiaries by more than 5% pursuant to the Merger Agreement or which have not had the effect of reducing the value of the consideration to be paid for the Defense and Intelligence Group by more than 5% or do not affect the time of closing of the sale of the Defense and Intelligence Group pursuant to the Asset Purchase Agreement, or amendments which have such effect which have received the prior written approval of the Underwriters;

•	no event has occurred and no state of facts exists that would permit CGI Group or Purchaser to terminate its obligations under the Merger Agreement and neither CGI Group nor Purchaser has waived a condition of the closing of the Acquisition pertaining to the absence of a Material Adverse Effect (as defined in the Merger Agreement) without the prior written consent of the Underwriters; and

•	AMS and CACI have irrevocably agreed and are unconditionally obligated to complete the sale of the Defense and Intelligence Group pursuant to the Asset Purchase Agreement at or prior to the delivery of the Minimum Take-up Notice to the Depositary.

      If CGI Group delivers an executed Escrow Release Notice to the Underwriters prior to July 1, 2004 (the “Termination Time”), the Underwriters will forthwith counter-sign such notice and CGI Group will deliver the Escrow Release Notice to the Escrow Agent. If the Escrow Release Notice is executed by CGI Group, counter-signed by the Underwriters and delivered to the Escrow Agent prior to the Termination Time (the “Escrow Release Condition”), then the Escrow Agent will (A) release the Escrowed Funds (together with interest or other income earned thereon) to CGI Group on the day that the Escrow Release Notice is delivered to the Escrow Agent, and (B) deliver to holders of Subscription Receipts, without payment of additional consideration or any further action by such holders, one Class A Subordinated share of CGI Group for each Subscription Receipt held commencing on the second business day after the date the Escrow Release Condition is satisfied, whereupon the transfer register for the Subscription Receipts shall be closed (subject to settlement). Holders of Subscription Receipts will not be entitled to any interest on the amount of the Offering price of the Subscription Receipts.

      Credit Facilities. Under the terms of CGI Group’s existing unsecured guaranteed credit facilities, CGI Group has the ability to draw up to approximately $382.5 million (approximately CDN$505 million) for funds needed for the Offer. No material conditions currently exist in connection with obtaining such financing except that the availability of funds is based on the absence of a “default” (as defined in the Credit Agreement). However, CGI Group has no reason to believe that a default will exist at the time the Offer is consummated.

      CGI Group’s credit facilities were established pursuant to that certain credit agreement (as amended, the “Credit Agreement”) with Canadian Imperial Bank of Commerce (as Administrative Agent) and the Lenders party thereto, dated as of November 12, 2002 and as amended on June 13, 2003 and on December 19, 2003. The Credit Agreement currently provides for a committed amount of approximately $141 million (CDN$186.2 million) through a 364-day revolving credit facility renewable on November 7, 2004 (which includes a 2-year term-out option), and a committed 3-year amount of approximately $249 million (CDN$328.8 million) pursuant to a Term Facility maturing November 11, 2005. The Credit Agreement provides for the payment of interest at a rate of either of the Canadian Prime Rate, U.S. Base Rate, U.S. LIBOR, or Canadian Bankers’ Acceptances Rate (at CGI Group’s discretion) plus a spread determined upon the then applicable Leverage Ratio (as defined in the Credit Agreement). Approximately $7.5 million (approximately CDN$10 million) of CGI Group’s credit facilities are currently used to cover various letters of credit. Also, through a separate agreement with Bank of Montreal, CGI Group has access to an unsecured operating facility of approximately $19 million (CDN$25 million) for cash management purposes.

      The Credit Agreement requires CGI Group to, among other things, maintain specified working capital, tangible net worth, leverage ratio limits, interest and rent coverage minimums, and limitations on indebtedness. The Credit Agreement also provides that various wholly-owned subsidiaries comprising together with CGI Group at least 90% of the revenues, earnings before interest, taxes, depreciation and amortization, and tangible net assets of the CGI Group (excluding Innovapost, Inc., a joint venture of which CGI Group owns 49%) guarantee the credit. The Credit Agreement contains representations, warranties and conditions to borrowing, covenants and events of default customary for credit facilities of this nature. All borrowings under the Credit Agreement are subject to conditions precedent that include requirements relating to prior notice of borrowing, the accuracy of representations and warranties contained in the Credit Agreement and the absence of an event of default.

      This description of the terms and conditions of the Credit Agreement is qualified in its entirety by reference to the Credit Agreement and the First Amendment dated June 13, 2003, and the Second Amendment dated December 19, 2003, each of which have been filed as exhibits to the Schedule TO.

11.	Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements

Background of the Offer

      The following information was prepared by CGI Group and AMS. Information about AMS was provided by AMS, and neither Purchaser nor CGI Group takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which CGI Group or its representatives did not participate.

      CGI Group continually reviews its position in the IT services industry and outsourcing markets in which it competes to examine potential strategic business acquisitions consistent with its corporate strategies.

      From time to time, AMS’s management has explored and assessed, and discussed with its board of directors, strategic alternatives to build scale in AMS’s business and increase operating efficiencies. AMS’s management and board believe increased scale and efficiencies to be imperative in light of increasing competition, continuing consolidation and other developments in AMS’s industry. The alternatives considered over time included strategies to grow AMS through targeted acquisitions of other companies within the business and information technology consulting and outsourcing industry. These strategic discussions also included the possibility of business combinations involving AMS and other entities or divestitures of lines of AMS’s business (including a possible transaction with CGI Group).

      During the first half of 2003, Mr. Alfred T. Mockett, Chairman and Chief Executive Officer of AMS, and Mr. Serge Godin, Chairman and Chief Executive Officer of CGI Group, began earnest discussions about a potential business combination transaction.

      In August, 2003, representatives of a U.S. financial group contacted CGI Group to gauge its interest in considering a business combination with AMS.

      In September, 2003, CGI Group began discussions with both National Bank Financial Inc. (“NBF”) and Credit Suisse First Boston to assist CGI Group’s management and board of directors in examining a potential business combination with AMS. CGI Group subsequently retained NBF and Credit Suisse First Boston as its financial advisors based on those firms’ specialized experience in the IT services and outsourcing industries and their experience in transactions of the type contemplated by CGI Group, as well as their ability to raise any financing that may be required.

      In the middle of September, 2003, Messrs. Mockett and Godin began discussing the specific parameters of a merger of AMS with a wholly-owned subsidiary of CGI Group in an all cash transaction. On October 3, 2003, CGI Group and AMS entered into the CGI Non-Disclosure Agreement (as defined below), and AMS began providing non-public information to CGI Group. Because CGI Group was Canada-based, CGI Group sought to transfer ownership and control of AMS’s Defense and Intelligence Group, which holds certain contracts with the Department of Defense and certain agencies of the U.S. Government responsible for national security where foreign ownership could create an obstacle to maintaining or growing the business. In mid-October, 2003, Messrs. Mockett and Godin discussed the possibility of a tender offer followed by a merger premised on the divestiture of the Defense and Intelligence Group to a pre-arranged financial buyer.

      During the fall of 2003, AMS had also commenced negotiations with another party concerning the purchase of AMS’s financial services business.

      On October 23, 2003, CGI Group, the proposed financial buyer and their respective advisors commenced intensive due diligence at Arnold & Porter LLP’s offices in Washington, D.C., and AMS and CGI Group entered into an exclusivity agreement, that was to expire on November 11, 2003. The exclusivity agreement permitted AMS to continue negotiations with a prospective buyer interested in AMS’s financial services business, but required AMS to provide CGI Group three days’ prior notice of an intention to proceed with a sale of that business to the prospective buyer.

      On October 23, 2003, Mr. Mockett and AMS’s financial advisor updated AMS’s board of directors on the status of the potential transaction with CGI Group and the board of directors discussed a variety of strategic alternatives.

      Discussions between CGI Group and AMS terminated in the beginning of November, 2003 as the parties were unable to agree on price. On November 3, 2003, AMS gave CGI Group notice of an intention to proceed with the sale of AMS’s financial services business. On November 11, 2003, Mr. Mockett delivered a letter to Mr. Godin stating that the exclusivity period had expired and requesting that CGI Group and its representatives, including the financial buyer, destroy and certify to the destruction of all AMS confidential information in their possession.

      In late fall of 2003, discussions with the prospective buyer of the financial services business reached an impasse as a result of, among other things, price and the inability to resolve issues concerning the ownership and division of AMS’s proprietary software and other intellectual property.

      After the termination of discussions, CGI Group continued to look for a U.S. buyer for the Defense and Intelligence Group. On November 13, 2003, Credit Suisse First Boston representatives called Stephen L. Waechter, the Executive Vice President, Chief Financial Officer and Treasurer of CACI, to discuss the possibility of CACI’s purchase of an unidentified defense and intelligence business.

      On December 9, 2003, Mr. Godin contacted Mr. Mockett to outline discussions that Credit Suisse First Boston had with CACI concerning the possible acquisition of this unidentified defense and intelligence business. On December 16, 2003, AMS, CGI Group and CACI entered into a confidentiality agreement pursuant to which CACI agreed to be bound by the terms of the CGI Non-Disclosure Agreement, and AMS consented to CGI Group sharing certain non-written materials regarding AMS’s Defense and Intelligence Group.

      In January, 2004, AMS formally retained Goldman Sachs as its financial adviser and management of CGI Group and AMS and their financial and legal advisors engaged in discussions concerning a potential merger transaction conditioned on the sale of the Defense and Intelligence Group to CACI. On January 7, 2004, AMS entered into exclusivity agreements with CGI Group and CACI, both of which were to expire on January 29, 2004. Also, on January 7, 2004, AMS and CACI entered into a non-disclosure agreement. On January 24, 2004, management of CGI Group and AMS and their respective financial and legal advisors met at Arnold & Porter LLP’s McLean, Virginia offices to resolve issues concerning the transaction, its structure and the timing of a sale of the Defense and Intelligence Group. On January 25, 2004, Mr. Mockett updated AMS’s board of directors about the status of discussions with CGI Group and CACI. Although the exclusivity period expired on January 29, 2004, the parties continued discussions about a possible transaction and stages of due diligence to be conducted by CACI into early February, 2004.

      Also in early February, Mr. Mockett received an indication of interest in acquiring AMS from another prospective purchaser. AMS and the other potential purchaser entered into a non-disclosure agreement and the prospective purchaser commenced limited due diligence. The prospective purchaser proposed terms that AMS’s management believed were less favorable than the terms proposed by CGI Group. Ultimately, the potential buyer communicated that it was not interested in proceeding with further negotiations regarding a potential transaction.

      During the second week of February, 2004, the parties’ financial advisors met to discuss the process for negotiations and due diligence by CGI Group and CACI. On February 13, 2004, Messrs. Godin and Mockett agreed to recommence the due diligence process as it related to CACI.

      On February 21, 2004, CACI provided AMS a draft of the Asset Purchase Agreement for consideration. On February 22, 2004, CGI Group, CACI and AMS entered into a new agreement providing for an exclusivity period extending through March 8, 2004. During this period, CGI Group and CACI conducted due diligence, and the parties negotiated and drafted the Merger Agreement, the Asset Purchase Agreement and other agreements ancillary to the Merger Agreement and the Asset Purchase Agreement. Negotiations continued through March 10, 2004.

      On March 8, 2004, the board of AMS met to discuss the proposed Offer, the Merger Agreement and the Asset Purchase Agreement. Goldman Sachs discussed the financial elements of the transactions including a comparison of other business combinations similar to the Merger. Arnold & Porter LLP, counsel to AMS, discussed the terms of the definitive agreements governing the transactions with the board of directors as well as the legal and fiduciary standards applicable to the board of directors’ decision to approve the agreements, the Offer, the Merger and the transactions contemplated thereby. AMS’s board of directors unanimously (i) approved the Offer, the Merger, the sale of the Defense and Intelligence Group to CACI, the definitive agreements providing for these transactions and an amendment to AMS’s rights agreement necessary to exempt the Offer and the Merger from resulting in the distribution of preferred share purchase rights to AMS’s stockholders, and (ii) recommended that AMS’s stockholders tender their Shares pursuant to the Offer. The board of directors’ approval, however, was subject to its final review of the transaction, receipt of the fairness opinion of Goldman Sachs and an update of the negotiations to occur on March 10, 2004.

      In the afternoon of March 8, 2004, CGI Group’s board of directors held a special meeting with members of CGI Group’s senior management and its legal and financial advisors, and reviewed the results of the due diligence evaluation of AMS and the terms of the proposed transaction. CGI Group’s board of directors adjourned prior to taking any action to approve the transaction.

      Negotiations continued through March 9, 2004, when CACI’s board of directors met, reviewed the results of due diligence and the status of negotiations with AMS and CGI Group and conditionally approved CACI’s purchase of the Defense and Intelligence Group, and through the morning of March 10, 2004, when Messrs. Godin, Mockett and London met in McLean, Virginia to resolve all outstanding issues.

      On March 10, 2004, AMS’s board of directors met telephonically. During the meeting Mr. Mockett updated the board of directors as to the outcome of the negotiations since the March 8, 2004 meeting and Goldman Sachs delivered its oral opinion, subsequently confirmed by a written opinion dated March 10, 2004, that as of the date of such opinion and based upon and subject to the factors and assumptions described in the opinion, the $19.40 per share in cash to be received by holders of Common Stock in the Offer and the Merger was fair from a financial point of view to those holders. The board of directors was also informed by management and Arnold & Porter LLP that no material changes to the terms and conditions of the contemplated transactions had occurred since the board of directors meeting on March 8, 2004. The board of directors thereupon approved the Offer, the Merger, the Merger Agreement and the Asset Purchase Agreement and made its recommendation that stockholders tender their Shares in the Offer.

      On the afternoon of March 10, 2004, CGI Group’s board of directors meeting was reconvened. The board of directors unanimously approved the Merger Agreement, the Asset Purchase Agreement and all related transactions.

      On the afternoon of March 10, 2004, CACI’s board of directors also reconvened and reaffirmed its approval of CACI’s purchase of the Defense and Intelligence Group.

      In the afternoon of March 10, 2004, AMS and CGI Group entered into the Merger Agreement and AMS, CGI Group, Purchaser and CACI entered into the Asset Purchase Agreement and related agreements. On the same afternoon, CGI Group, AMS, and CACI issued press releases announcing the transactions.

Purpose of the Offer and the Merger

      The purpose of the Offer is to enable CGI Group to acquire, directly or indirectly, as many of the outstanding Shares as possible as a first step in acquiring all of the equity interests in AMS. The purpose of the Merger is for CGI Group to acquire all the remaining Shares not purchased pursuant to the Offer. At the Effective Time, except for (i) Shares held by AMS, CGI Group, Purchaser or any other direct or indirect wholly-owned subsidiary of CGI Group, all of which shall automatically be cancelled and none of which shall receive any payment with respect thereto, and (ii) Shares held by any person who has the right to demand and who properly demands an appraisal of such Shares in accordance with the DGCL, each Share will be cancelled and converted into the right to receive the Offer Price.

      Under the DGCL, the approval of the Merger Agreement by AMS’s board of directors is required to effect the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. Unless the Merger is consummated pursuant to the “short-form” merger provisions under Section 253 of the DGCL described below (in which case no vote of non-tendering stockholders is required), the only remaining required corporate action of AMS is the adoption of the Merger Agreement and the approval of the Merger by vote of the holders of a majority of the outstanding Shares. The board of directors of AMS has unanimously (a) determined that the terms of the Merger Agreement, the Offer and the Merger are procedurally and substantively fair to and in the best interests of the stockholders of AMS, (b) approved and adopted the Merger Agreement and approved and adopted the transactions contemplated thereby, including the Offer and the Merger, (c) approved the Stockholder Tender and Voting Agreements, (d) recommended that the stockholders of AMS accept the Offer, tender their shares of AMS common stock to Purchaser and, if required by law, approve and adopt the Merger Agreement and the Merger and (e) approved and adopted the Asset Purchase Agreement and approved and adopted the transactions contemplated thereby.

      Subject to the terms of the Merger Agreement, AMS has agreed to take all action necessary in accordance with the DGCL, the Exchange Act, other applicable law and AMS’s certificate of incorporation and bylaws to convene a meeting of its stockholders as soon as practicable after the expiration of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby if such action is required by applicable law. However, under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, it will be able to consummate the Merger without a vote of stockholders. In such event, CGI Group, Purchaser and AMS have agreed in the Merger Agreement to take all necessary action to cause the Merger to become effective, as soon as possible after the expiration of the Offer, without a meeting of stockholders. If, however, Purchaser does not acquire at least 90% of the outstanding shares of Common Stock pursuant to the Offer or otherwise and a vote or written consent of stockholders is required under the DGCL, a significantly longer period of time most likely would be required to effect the Merger.

      According to AMS, there were approximately 44,144,711 Shares outstanding on a fully-diluted basis on March 12, 2004, and AMS has agreed that no more than 70,000 Shares will be issued under its employee stock purchase plan prior to the expiration of the Offer. Therefore, the Minimum Condition would be satisfied if 22,107,356 Shares were validly tendered and not withdrawn at the expiration of the Offer. If the Minimum Condition is satisfied pursuant to the Offer and Purchaser takes up and pays for the Shares tendered, the Merger Agreement provides that CGI Group will be entitled to designate a number of representatives to serve on AMS’s board of directors equal to the product of the total number of directors on AMS’s board of directors (after giving effect to the directors to be designated by CGI Group) multiplied by the percentage that the aggregate number of Shares so purchased and paid for bears to the total number of Shares then outstanding; provided, however, that the board of directors shall have at least two members who are “independent directors” under applicable Nasdaq National Market rules. Purchaser expects that such representation would permit CGI Group and Purchaser to exert substantial influence over AMS’s conduct of its business and operations.

Merger Agreement

      The following is a summary of certain provisions of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference. A copy of the Merger Agreement has been filed by CGI Group and Purchaser, pursuant to Rule 14d-3 under the Exchange Act, as an exhibit to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 (Certain Information Concerning AMS).

      The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as reasonably practicable after the date of the Merger Agreement and that, upon the terms and subject to the prior satisfaction or waiver of the Offer Conditions described in Section 13 (Certain Conditions to the Offer),

Purchaser will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. Without the written consent of AMS, Purchaser will not:

•	decrease the price per Share payable in the Offer;

•	reduce the maximum number of Shares sought to be purchased in the Offer;

•	change the form of consideration payable in the Offer;

•	impose conditions to the Offer in addition to those described in Section 13 (Certain Conditions to the Offer);

•	waive or change the Minimum Condition; or

•	make any other change in the terms and conditions to the Offer that is in any manner adverse to the holders of the Shares or, except as described below, extends the Offer.

      The scheduled expiration date of the Offer is 20 business days after the commencement of the Offer, and the Offer shall be extended until such time as the Offer Conditions are satisfied or, to the extent permitted by the Merger Agreement, waived; provided, however, that the schedule expiration date of the Offer shall not be extended beyond the Outside Offer Date. Notwithstanding the foregoing, Purchaser may, without the consent of AMS: (a) extend the Offer for any period required by any rule, regulation or interpretation of the SEC, the staff thereof or the Nasdaq National Market applicable to the Offer (but in no event beyond the Outside Offer Date); or (b) provide for one or more “subsequent offering periods” of up to an additional 20 business days in the aggregate in accordance with and to the extent permitted by Rule 14d-11.

      The Merger. The Merger Agreement provides that, following the consummation of the Offer, subject to the terms and conditions thereof, Purchaser shall be merged with and into AMS and, as a result of the Merger, the separate corporate existence of Purchaser shall cease, and AMS shall be the surviving corporation (sometimes referred to as the “Surviving Corporation”) in the Merger.

      The respective obligations of each party to the Merger Agreement to effect the Merger are subject to the satisfaction on or prior to the Closing Date of each of the following conditions:

•	to the extent required by applicable law, AMS stockholders shall have adopted the Merger Agreement; provided, however, that CGI Group and Purchaser may not assert this condition if it fails to vote all Shares held by it or Purchaser in favor of the merger and AMS may not assert this condition if it fails to comply with provisions of the Merger Agreement requiring it to call a special meeting of stockholders for purposes of approving the merger or otherwise seek stockholders written consent pursuant to the terms of its bylaws and certificate of incorporation and applicable law;

•	no governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger (which illegality or prohibition would have a material impact on CGI Group and its subsidiaries, on a combined basis with AMS and its subsidiaries, taken as a whole, if the Merger were consummated notwithstanding such statute, rule, regulation, executive order, decree, injunction or other order); and

•	CGI Group or Purchaser shall have purchased Shares (other than Shares held by persons validly asserting their right to appraisal of such Shares under the DGCL) pursuant to the Offer, except that this condition shall not be a condition to CGI Group’s and Purchaser’s obligation to effect the Merger if CGI Group or Purchaser shall have failed to purchase Shares pursuant to the Offer in breach of their obligations under the Merger Agreement.

      At the Effective Time, each issued and outstanding Share shall be converted into the right to receive the Offer Price, without interest, paid pursuant to the Offer, each Share owned by AMS, CGI Group, Purchaser or any wholly-owned subsidiary of CGI Group, Purchaser or AMS will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor, and each issued and outstanding share of common stock of Purchaser will be converted into and become one validly-issued, fully-paid and nonassessable share of common stock of the Surviving Corporation.

      AMS’s Board of Directors. The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the purchase of and payment for any Shares by Purchaser which satisfies the Minimum Condition pursuant to the Offer, CGI Group shall be entitled to designate such number of directors, rounded up to the next whole number, on AMS’s board of directors as is equal to the product of the total number of directors on AMS’s board of directors (after giving effect to the directors to be designated by CGI Group) multiplied by the percentage that the aggregate number of Shares so purchased and paid for bears to the total number of Shares then outstanding. AMS shall, upon Purchaser’s request, promptly increase the size of AMS’s board of directors or use its reasonable commercial efforts to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable CGI Group’s designees to be so elected or appointed to AMS’s board of directors. If CGI Group’s designees are appointed or elected to AMS’s board of directors as set forth above, until the Effective Time AMS shall (and CGI Group shall use reasonable commercial efforts to cause AMS to) have at least two members of AMS’s board of directors who are directors on the date of the Merger Agreement and who are neither officers of AMS nor designees of CGI Group and who are otherwise “independent directors” under the Nasdaq National Market rules (the “Independent Directors”); provided, however, if the number of Independent Directors shall be reduced below two for any reason whatsoever, the parties shall use commercially reasonable efforts to cause the person designated by the remaining Independent Director to be elected to fill such vacancy, which person shall be deemed to be an Independent Director for all purposes of the Merger Agreement. If no Independent Directors then remain, the other directors of AMS then in office shall designate two persons to fill such vacancies who will not be directors, officers, employees or affiliates of CGI Group, Purchaser or AMS, and such the Merger Agreement provides that persons shall be deemed to be Independent Directors for all purposes of the Merger Agreement.

      Following the election or appointment of CGI Group’s designees and until the Effective Time, AMS’s board of directors shall include at least one Independent Director, and the approval of a majority of the Independent Directors shall be required to authorize any amendment of the Merger Agreement or AMS’s certificate of incorporation and bylaws, any termination of the Merger Agreement by AMS, any extension by AMS of the time for the performance of any of the obligations or other acts of Purchaser or CGI Group, any waiver of any of AMS’s rights or remedies under the Merger Agreement or any action as to which consent, agreement or action of AMS is required under the Merger Agreement or in connection therewith.

      Stockholders’ Meeting. Subject to certain limitations, the Merger Agreement requires AMS, if required by applicable law in order to consummate the Merger to do the following:

•	duly call, give notice of, convene and hold a special meeting of its stockholders and submit the Merger Agreement to a vote of its stockholders (alternatively, AMS may seek to obtain, and CGI Group and Purchaser shall provide or cause to be provided, written consent in lieu of a special meeting pursuant to the DGCL and AMS’s charter documents);

•	prepare and file with the SEC a preliminary proxy or information statement (the “Proxy Statement”) relating to the Merger and the Merger Agreement;

•	file a definitive form of the proxy statement, which shall reflect compliance with or resolution of the comments and requests in accordance with the Exchange Act from the SEC as AMS and CGI Group shall deem appropriate and shall distribute the definitive Proxy Statement to AMS’s stockholders in accordance with applicable legal requirements; and

•	take all such other reasonable action necessary or appropriate to obtain the lawful approval of the Merger Agreement by AMS’s stockholders, including, to the extent necessary or advisable soliciting from holders of Shares proxies in favor of the adoption and approval of the Merger and the transactions contemplated by the Merger Agreement.

      The Merger Agreement provides that CGI Group will vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of its other subsidiaries in favor of the adoption of the Merger and the Merger Agreement.

      The Merger Agreement further provides that in the event that CGI Group, Purchaser and any other subsidiaries of CGI Group shall acquire in the aggregate at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of AMS’s stockholders, in accordance with the “short form” merger provisions of Section 253 of the DGCL.

      AMS Option Plans. The Merger Agreement provides that AMS will use commercially reasonable efforts to cause, as of the Effective Time, any Shares subject to issuance pursuant to outstanding options granted under or pursuant to AMS’s equity incentive plans (other than AMS’s Employee Stock Purchase Plan) (collectively, the “AMS Stock Option Plans”) that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, to be cancelled in exchange for the right to receive a single lump sum cash payment, to be paid by the Surviving Corporation as soon as practicable following the Closing, equal to the product of: (i) the number of Shares subject to such AMS Option; and (ii) the excess, if any, of the Offer Price per Share at the Effective Time over the exercise price per share of such AMS Option.

      Rights outstanding under AMS’s Employee Stock Purchase Plan (the “AMS Purchase Plan”) shall be terminated no later than the date of the expiration of the Offer, and no shares shall be issued under the AMS Purchase Plan after such date. In the Merger Agreement, AMS agreed that no more than 70,000 Shares shall be issued under the AMS Purchase Plan during the period beginning on the date of the Merger Agreement and ending on the date of the expiration of the Offer. The Merger Agreement requires AMS to use commercially reasonable efforts to cause (i) any deferred stock units granted under AMS Stock Option Plans or any agreement between AMS and a current or former employee of AMS and outstanding, whether or not vested immediately prior to the Effective Time to be cancelled as of such time, and (ii) restrictions on each share of restricted stock granted under AMS Stock Option Plans or any agreement between AMS and a current or former employee of AMS and outstanding, whether or not vested immediately prior to the Effective Time, to expire as of such time, and the parties agreed that each holder of deferred stock units and restricted stock shall be paid by the Surviving Corporation as soon as practicable following the Closing a single lump sum cash payment equal to the product of the number of deferred stock units or shares of restricted stock, as the case may be, and the Offer Price per Share at the Effective Time.

      Representations and Warranties. Pursuant to the Merger Agreement, AMS has made customary representations and warranties to CGI Group and Purchaser with respect to, among other things, its:

•	organization, standing, charter documents, subsidiaries;

•	capital structure;

•	authority to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement, the vote of its stockholders required to adopt the Merger Agreement and the consents and approvals necessary to consummate the Transactions;

•	SEC filings and financial statements;

•	absence of certain changes or events;

•	brokers’ and finders’ fees;

•	disclosures;

•	fairness opinion;

•	takeover statutes;

•	absence of questionable payments; and

•	completeness of representations.

      AMS also represented and warranted that it had amended its stockholder rights agreement to prevent any right thereunder issued or issuable under the rights agreement from becoming exercisable by virtue of the Merger Agreement, the Stockholder Tender and Voting Agreements, the Offer and the Merger.

      Pursuant to the Merger Agreement, each of CGI Group and Purchaser has made customary representations and warranties to AMS with respect to, among other things, its organization, authority to enter into the Merger Agreement and consummate the transactions contemplated thereby, consents and approvals necessary to consummate such transactions, brokers that may be entitled to any fees from CGI Group or Purchaser, the information in CGI Group’s and Purchaser’s public disclosure to be made with respect to such transactions, and funding for the Offer.

      AMS and CGI Group representations are generally qualified as to “Material Adverse Effect.” For purposes of the Merger Agreement, the term “Material Adverse Effect” means any fact, change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, that is or would be reasonably expected to (i) be materially adverse to the business, assets (including intangible assets), liabilities, financial condition, prospects or results of operations of such entity taken as a whole with its subsidiaries or (ii) prevent or materially alter or delay the consummation of the transactions contemplated by the Merger Agreement, including the Offer, in accordance with the terms thereof and applicable legal requirements. Notwithstanding the foregoing, the term “Material Adverse Effect” when applied to AMS shall not include any Effect: (a) relating to or resulting from economic or geopolitical conditions in general or changes in legal or regulatory conditions except to the extent that it has a disproportionate effect on AMS relative to other business entities engaged in the same line or lines of business as AMS; (b) resulting from the execution or announcement of the Merger Agreement; (c) resulting from any actions taken by CGI Group, Purchaser, CACI or any of their respective affiliates after the date of the Merger Agreement and prior to the Closing Date that relate to, or affect, the business of AMS and its subsidiaries; (d) resulting from compliance by AMS and its subsidiaries with the terms of the Merger Agreement; or (e) resulting from any liability, cost or expense associated with, relating to or arising from the transactions contemplated by the Merger Agreement or the Asset Purchase Agreement (including legal, accounting and financial advisory fees and disbursements).

      Interim Operations; Covenants. Pursuant to the Merger Agreement, AMS has agreed that, except as expressly contemplated by the Merger Agreement or as agreed to in writing by CGI Group (which agreement may not be unreasonably withheld, conditioned or delayed), after the date of execution of the Merger Agreement, and prior to the earlier of the termination of the Merger Agreement in accordance with its terms and the Effective Time, AMS shall not do, and shall not permit its subsidiaries to do, any of the following:

•	enter into any new line of business material to it and its subsidiaries taken as a whole;

•	declare, set aside or pay any dividends on or make any other distributions in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

•	purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or the capital stock of its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements or pursuant to AMS Stock Option Plans or the terms of any Shares subject to issuance pursuant to outstanding options granted under or pursuant to AMS Stock Option Plans (the “AMS Options”);

•	issue, deliver, sell, authorize, pledge or otherwise encumber any shares of AMS’s capital stock, voting debt or any securities convertible into shares of capital stock or voting debt, or subscriptions, rights, warrants or options to acquire any shares of AMS’s capital stock or voting debt or any securities convertible into shares of AMS’s capital stock or voting debt, or enter into other agreements or commitments of any character obligating it to issue any such securities or rights, other than issuances of AMS Common Stock upon the vesting and/or exercise of AMS Options and/or other awards under AMS Options existing on the date hereof in accordance with their terms or issuances of AMS Common Stock pursuant to AMS Purchase Plan;

•	redeem the rights under the rights agreement or amend, waive any rights under or otherwise modify or terminate the rights agreement in connection with an Acquisition Proposal by any person other than CGI Group or Purchaser or render the rights agreement inapplicable to any Acquisition Proposal by any person other than CGI Group or Purchaser unless, and only to the extent that AMS is required to do so by a court of competent jurisdiction or the Acquisition Proposal is a Superior Proposal;

•	cause, permit or propose any amendments to its charter documents or any of the subsidiary charter documents of its significant subsidiaries;

•	acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any person or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its business;

•	enter into any joint ventures, strategic partnerships, teaming arrangement or alliances other than in the ordinary course of business consistent with past practice;

•	sell, pledge, dispose of, transfer, lease, license, or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, or encumbrance of, any material property or assets of AMS or its subsidiaries, taken as a whole, except sales, pledges, dispositions, transfers, leases, licenses or encumbrances pursuant to existing contracts which have been made available to CGI Group prior to the date of the Merger Agreement;

•	make any loans, advances or capital contributions to, or investments in, any other person, other than loans or investments by AMS or one of its subsidiaries to or in AMS or one of its wholly-owned subsidiaries, the loan of the proceeds from the sale of the Defense and Intelligence Group pursuant the terms of the Merger Agreement and loans, advances, capital contributions or investments in excess of $1 million in any joint venture, strategic partnership or alliance permitted pursuant to the Merger Agreement;

•	except as required by GAAP or the SEC as concurred in by its independent auditors, make any material change in its methods or principles of accounting;

•	make or change any material tax election;

•	settle any material claim (including any tax claim), action or proceeding involving money damages, except in the ordinary course of business consistent with past practice or to the extent subject to reserves existing as of the date hereof in accordance with GAAP;

•	except as required by legal requirements, contracts binding on AMS or its subsidiaries, or in the usual, regular and ordinary course of business, in substantially the same manner as heretofore conducted, and consistent with past practices and policies: (i) increase in any manner the amount of compensation or fringe benefits of, pay any bonus to or grant severance or termination pay to, any executive officer or director of AMS or any of its subsidiaries or materially increase the foregoing with respect to employees of AMS and its subsidiaries generally; (ii) make any increase in, or commitment to increase, any employee benefit plan (including any severance plan) of AMS (each, an “AMS Plan”), or adopt or amend, or make any commitment to adopt or amend, any AMS Plan or make any contribution, other than regularly scheduled contributions, to any AMS Plan; (iii) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of AMS Options or restricted stock, or reprice any AMS Options or authorize cash payments in exchange for any AMS Options; (iv) enter into any employment, severance, termination or indemnification agreement with any AMS employee; (v) make any material written representation or commitment with respect to any material aspect of any AMS Plan that is not materially in accordance with the existing written terms and provisions of such AMS Plan; (vi) grant any stock appreciation right, phantom stock award, stock-related award or performance award (whether payable in cash, shares or otherwise) to any person (including any AMS employee); or (vii) enter into any agreement with any AMS employee the benefits of which are (in whole or in part) contingent or the terms of which are materially altered upon the occurrence of a transaction involving AMS of the nature contemplated in the Merger Agreement;

•	subject CGI Group or the Surviving Corporation to any non-compete or other material restriction on any of their respective businesses following the Closing;

•	enter into any agreement or commitment the effect of which would be to grant to a third party following the Merger any actual or potential right of license to any material intellectual property owned by CGI Group except for such agreements or commitments entered into in the ordinary course of business consistent with past practice or pursuant to any joint venture, strategic partnership, teaming arrangement or alliance permitted by the Merger Agreement;

•	enter into, modify or amend in a manner adverse to such party, or terminate any material contract or waive, release or assign any rights or claims thereunder, in each case, in a manner adverse to such party, other than any modification, amendment or termination of any such material contract in the ordinary course of business consistent with past practice;

•	incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of it, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of any other person or enter into any arrangement having the economic effect of any of the foregoing, except for indebtedness for borrowed money under AMS’s existing credit facilities;

•	make or authorize any capital expenditure materially in excess of AMS’s budget as disclosed to CGI Group prior to the date of the Merger Agreement;

•	take any action to render inapplicable, or to exempt any third party from any state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares; or

•	agree in writing or otherwise to take any of the actions described in the items set forth above.

      No Solicitation. Pursuant to the Merger Agreement, AMS has agreed to immediately terminate, and cause each of its subsidiaries and its and their representatives to immediately terminate, all activities, discussions or negotiations, if any, with any third party with respect to, or any that could reasonably be expected to lead to or contemplate the possibility of, an Acquisition Proposal. Notwithstanding the foregoing, prior to the acceptance for payment and payment for the Shares by Purchaser pursuant to the Offer, AMS may:

•	furnish information concerning its business, properties or assets to any person (to the extent such information was made available to CGI Group) pursuant to a confidentiality agreement with terms no less favorable to AMS than those contained in the Confidentiality Agreement dated as of October 3, 2003 entered into between CGI Group and AMS (the “Confidentiality Agreement”);

•	may negotiate and participate in discussions and negotiations with such person concerning an Acquisition Proposal; and subject to compliance with certain restrictions, enter into definitive agreements with respect to such Acquisition Proposal and terminate the Merger Agreement (in accordance with the termination provision contained therein) if:

•	AMS receives an unsolicited, bona fide written Acquisition Proposal from a third party that AMS’s board of directors has in good faith concluded (following consultation with its outside legal counsel and its financial advisor), is, or is reasonably likely to result in, a Superior Offer (as defined below);

•	AMS’s board of directors concludes in good faith, following consultation with its outside legal counsel, that there is a reasonable possibility that the failure to take such actions would result in a breach of its fiduciary obligations under applicable legal requirements; and

•	AMS has given a written notice to CGI Group with respect to the Superior Offer as required pursuant to the Merger Agreement.

      The Merger Agreement further provides that for a period of not less than three business days after CGI Group’s receipt from AMS of each such notice with respect to a Superior Offer, AMS shall, if requested by CGI Group, negotiate in good faith with CGI Group to revise the Merger Agreement so that the Acquisition Proposal that constituted a Superior Offer no longer constitutes a Superior Offer.

      For purposes of the Merger Agreement an “Acquisition Proposal”, with respect to AMS, means any offer or proposal, relating to any transaction or series of related transactions involving: (i) any purchase from AMS or acquisition by any person or “group” (as defined under Section 13(d)(3) of the Exchange Act) of more than a 15% interest in the total outstanding voting securities of AMS or any of its subsidiaries or any tender or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the total outstanding voting securities of AMS or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving AMS or any of its subsidiaries, (ii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition (including by way of merger, consolidation or exchange), in a single transaction or series of related transactions, of the assets of AMS or any of its subsidiaries accounting for 15% or more of the consolidated assets of AMS, or accounting for 15% or more of the consolidated revenues of AMS (including its subsidiaries taken as a whole), or (iii) any liquidation or dissolution of AMS. Except as summarized above, from the date of the Merger Agreement until the earlier of termination of the Merger Agreement or the Effective Time, AMS is not permitted, and will not authorize or permit its representatives to directly or indirectly: (i) solicit, initiate, or knowingly encourage, facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal; (ii) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal; (iii) engage in discussions with any person with respect to any Acquisition Proposal, except as to the existence of the restrictions upon AMS’s activities in the Merger Agreement; (iv) approve, endorse or recommend any Acquisition Proposal; or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal or any transaction contemplated thereby.

      For purposes of the Merger Agreement, a “Superior Offer” means an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender or exchange offer, merger, consolidation or other business combination, (i) all or substantially all of the assets of AMS, or (ii) a majority of the total outstanding voting securities of AMS and as a result of which the stockholders of AMS immediately preceding such transaction would hold less than 50% of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent or subsidiary thereof; or (iii) all or substantially all of the assets of AMS that are to be acquired by CACI pursuant to the Asset Purchase Agreement, on terms that AMS’s board of directors has in good faith concluded (following consultation with its outside legal counsel and its financial advisor), taking into account, among other things, all legal, financial, regulatory and other aspects of the offer and the person making the offer, to be more favorable, from a financial point of view, to AMS’s stockholders (in their capacities as stockholders) than the terms of the Offer and the Merger.

      Neither AMS’s board of directors nor any committee thereof shall withdraw, modify or change, or propose publicly to withdraw, modify or change, in a manner adverse to CGI Group, or Purchaser, AMS’s board of directors recommendation that the stockholders of AMS accept the Offer, tender their Shares to Purchaser thereunder and, if required by legal requirements, adopt the Merger Agreement and the Merger. Notwithstanding the foregoing, AMS’s board of directors may (A) withhold, change or withdraw its recommendation that the stockholders of AMS accept the Offer, tender their Shares to Purchaser thereunder and, if required by legal requirements, adopt the Merger Agreement and the Merger in response to the receipt of a Superior Offer, (B) recommend that its stockholders accept a tender or exchange offer in the case of a Superior Offer that is a tender or exchange offer made directly to its stockholders and (C) to the extent that AMS’s board of directors concludes in good faith (following consultation with legal counsel) that the failure to take such action would be reasonably likely to result in a breach of its fiduciary obligations under applicable legal requirements, AMS’s board of directors may withhold, change or withdraw its recommendation that the stockholders of AMS accept the Offer, tender their Shares to Purchaser thereunder and, if required by the legal requirements, adopt the Merger Agreement and the Merger (any of the foregoing actions in (A), (B) and (C), whether by AMS’s board of directors or a committee thereof, a “Change of Company Recommendation”), if in the case of (A) or (B), all of the following conditions must be met:

•	Purchaser shall not yet have accepted for payment and paid for the Shares pursuant to the Offer;

•	AMS shall have provided to CGI Group written notice which shall state expressly (1) that it has received a Superior Offer, (2) the material terms and conditions of the Superior Offer and the identity of the person or group making the Superior Offer, and (3) that it intends to effect a Change of Company Recommendation and the manner in which it intends to do so;

•	AMS’s board of directors has concluded in good faith, after consultation with its outside legal counsel and its financial advisors, that, in light of such Superior Offer, the failure of AMS’s board of directors to effect a Change of Company Recommendation would be reasonably likely to result in a breach of fiduciary obligations of AMS’s board of directors to its stockholders under applicable legal requirements; and

•	AMS shall not have breached in any material respect certain provisions as set forth in the Merger Agreement with respect to Acquisition Proposals.

      Indemnification and Insurance. The Merger Agreement provides that for a period of six years after the Effective Time, CGI Group and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time of the Merger Agreement, a director or officer of AMS or any of its subsidiaries (each a “Covered Party”) against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Covered Party is or was an officer or director of AMS or any of its subsidiaries, and matters existing or occurring at or prior to the Effective Time (including the Merger Agreement, the loan to CGI Group of the proceeds of the sale of the Defense and Intelligence Group, the other transactions and actions contemplated by the Merger Agreement, and all actions taken in furtherance of any of the foregoing), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. The Merger Agreement also provides that from and after the Effective Time, CGI Group will, and will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of AMS pursuant to any indemnification agreements between AMS and any Covered Party, subject to applicable legal requirements. The certificate of incorporation and bylaws of the Surviving Corporation are required to contain provisions no less favorable with respect to advancement of expenses, exculpation and indemnification of present and former directors and officers of AMS and its subsidiaries than are presently contained in AMS’s certificate of incorporation or bylaws.

      CGI Group or the Surviving Corporation will maintain in effect directors’ and officers’ liability insurance covering those persons who are covered by AMS’s directors’ and officers’ liability insurance policy as of the date of the Merger Agreement on terms comparable to those applicable under AMS’s current directors’ and officers’ liability insurance policy(ies) for a period of six years following the Effective Time; provided, however, that in no event will the Surviving Corporation be required to expend annually in excess of 200% of the annual premium paid by AMS for such coverage (and to the extent the annual premium would exceed 200% of the annual premium currently paid by AMS for such coverage, CGI Group shall cause or shall cause the Surviving Corporation to cause to be maintained the maximum amount of coverage as is available for such 200% of such annual premium).

      Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the stockholders of AMS:

•	by mutual written consent duly authorized by the boards of directors of CGI Group and AMS; provided that, following the acceptance for payment of the Shares pursuant to the Offer, the affirmative vote of a majority of the Independent Directors shall be required for termination by AMS;

•	by either AMS or CGI Group, if as a result of any of the Offer Conditions being incapable of being satisfied (i) Purchaser shall have failed to commence the Offer within 30 days following the date of the Merger Agreement; or (ii) the Offer shall have expired without any Shares being purchased pursuant to the Offer; provided, however, that the right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement or the Offer has been the cause of, or resulted in, the failure of the Shares to have been purchased pursuant to the Offer;

•	by either AMS or CGI Group, if Purchaser has not accepted payment for the Shares pursuant to the Offer, on or before the Outside Offer Date; provided, however, that the right to terminate the Merger Agreement pursuant to this section shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement or the Offer has been the cause of, or resulted in, the failure of the Offer to have been consummated by such date;

•	by either AMS or CGI Group, if a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger, which order, decree, ruling or other action is final and nonappealable;

•	by CGI Group prior to the acceptance for payment of the Shares pursuant to the Offer, if a Company Triggering Event (as defined below) shall have occurred;

•	by AMS prior to the acceptance for payment of the Shares pursuant to the Offer, (i) if Purchaser or CGI Group shall have materially breached any of their respective covenants, obligations or other agreements under the Merger Agreement, or (ii) if the representations and warranties of CGI Group and Purchaser set forth in the Merger Agreement shall not be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the date of the Merger Agreement and as of the date of termination of the Merger Agreement (except to the extent expressly made as of an earlier date, in which case as of such date); provided, further that the breach of the covenant, obligation, agreement, representation or warranty is incapable of being or has not been cured by CGI Group or Purchaser prior to or on the date which is 30 calendar days immediately following written notice by AMS to CGI Group of such breach or failure to perform;

•	by CGI Group prior to the acceptance for payment of the Shares pursuant to the Offer, (i) if AMS shall have materially breached any of its respective covenants, obligations or other agreements under the Merger Agreement, or (ii) if the representations and warranties of AMS set forth in the Merger Agreement shall not be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the date of the Agreement and as of the date of termination of the Merger Agreement (except to the extent expressly made as of an earlier date, in which case as of such date); provided, further that the breach of the covenant, obligation, agreement, representation or warranty is incapable of being or has not been cured by AMS prior to or on the date which is 30 calendar days immediately following written notice by CGI Group to AMS of such breach or failure to perform; or

•	by AMS, if AMS accepts an Acquisition Proposal provided that AMS has not materially breached the provisions of the Merger Agreement related to Acquisition Proposals.

      For the purposes of the Merger Agreement, a “Company Triggering Event” shall be deemed to have occurred if: (i) a Change of Company Recommendation shall have occurred for any reason, (ii) AMS shall have failed to include in the Preliminary Proxy, the Proxy/ Information Statement or the Schedule 14D-9 the recommendation of its board of directors in favor of the adoption and approval of the Merger Agreement and the approval of the Merger and that the stockholders of AMS accept the Offer, tender their Shares to Purchaser pursuant to the Offer, (iii) AMS’ board of directors fails to reaffirm (publicly, if so requested) its recommendation in favor of the adoption of the Merger Agreement and the approval of the Merger and that the stockholders of AMS accept the Offer, tender their Shares to Purchaser pursuant to the Offer within ten calendar days after CGI Group requests in writing that such recommendation be reaffirmed, provided that CGI Group shall make such a request only upon a reasonable belief that AMS board of director’s recommendation may change or has changed; (iv) AMS’s board of directors or any committee thereof shall have approved or recommended any Acquisition Proposal; or (v) a tender or exchange offer relating to AMS’s securities shall have been commenced by a person unaffiliated with CGI Group and AMS shall not have sent to its security-holders pursuant to Rule 14e-2 promulgated under the Exchange Act, within ten business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the board of directors of AMS recommends rejection of such tender or exchange offer).

      Fees. If CGI Group or AMS shall have terminated the Merger Agreement because Purchaser has not accepted payment for the Shares pursuant to the Offer on or before the Outside Offer Date, AMS shall pay CGI Group a fee equal to $30 million dollars in immediately available funds (the “Company Termination Fee”); provided, that (A) such payment shall be made only if (w) the Offer was commenced, (x) all Offer Conditions other than the Minimum Condition were satisfied or waived upon expiration of the term of the Offer (after any extensions thereto) unless the failure to satisfy the Offer Conditions other than the Minimum Condition is the result of AMS’s intentional failure to fulfill any obligation under the Merger Agreement, (y) prior to the expiration of the Offer, there was public disclosure of a Acquisition Proposal with respect to AMS, which Acquisition Proposal shall not have been withdrawn, terminated or otherwise abandoned prior to the termination of this Agreement and (z) within 12 months following the termination of the Merger Agreement a Superior Offer is consummated; and (B) such payment shall be made promptly, but in no event later than five business days after the consummation of such Superior Offer.

      If CGI Group shall have terminated the Merger Agreement because a Company Triggering Event shall have occurred, AMS shall promptly, but in no event later than five business days after the date of such termination, pay CGI Group the Company Termination Fee. If AMS shall have terminated the Merger Agreement because AMS accepted an Acquisition Proposal, AMS, as a condition precedent to such termination, must pay CGI Group the Company Termination Fee.

      If: (i) the Merger Agreement is terminated by CGI Group or AMS because Purchaser has not accepted payment for the Shares pursuant to the Offer on or before the Outside Offer Date; (ii) the Offer was commenced, (iii) the Minimum Condition was not satisfied upon expiration of the term of the Offer; (iv) prior to the expiration of the Offer there was public disclosure of an Acquisition Proposal with respect to AMS, which Acquisition Proposal shall not have been withdrawn, terminated or otherwise abandoned prior to the termination of this Agreement; (v) within 12 months following the termination of this Agreement, a Superior Proposal is consummated; and (vii) the Termination Fee is not otherwise payable, then AMS shall pay CGI Group promptly following written request therefor an amount equal to CGI Group’s and CACI’s documented out-of-pocket expenses (including attorneys’, accountants’ and financial advisors’ fees and any fees incurred by CGI Group in connection with the transactions contemplated by this Agreement including the filing of the Schedule TO or the Proxy/ Information Statement with the SEC and the filing of the Notification and Report Forms with the Federal Trade Commission and Department of Justice under the HSR Act and the Defense Production Act, the premerger notification and reports forms required under the competition laws of Germany, and the negotiation of the Asset Purchase Agreement), up to a maximum amount of $5,000,000.

Stockholder Tender and Voting Agreements

      The following is a summary of certain provisions of the Stockholder Tender and Voting Agreements dated as of March 10, 2004 by and among CGI Group, Purchaser and each of Alfred T. Mockett, Daniel J. Altobello, David R. Fontaine, David Sharman, Dorothy Leonard, Frank Keating, Frederick V. Malek, James C. Reagan, James J. Forese, Joseph M. Velli and Robert M. Howe (each referred to as a “Tendering Stockholder” and collectively as the “Tendering Stockholders”). The Tendering Stockholders include all of the members of the board of directors of AMS and certain executive officers of AMS and currently have voting and dispositive power with respect to an aggregate of 200,568 Shares representing approximately 0.47% of the Shares (approximately 0.45% on a fully-diluted basis) issued and outstanding on the date of the Merger

Agreement. This summary is qualified in its entirety by reference to the Stockholder Tender and Voting Agreements, which are incorporated herein by reference and copies of which have been filed with the SEC as exhibits to the Schedule TO.

      Each Tendering Stockholder has agreed that unless the Stockholder Tender and Voting Agreement is terminated as stated below: (i) each Tendering Stockholder shall tender his or her Shares to Purchaser in the Offer no later than the fifth business day following the commencement of the Offer, and in the case of any Shares acquired after the date of the Stockholder Tender and Voting Agreement, the third business day after the acquisition thereof; and (ii) each Tendering Stockholder shall not withdraw any Shares tendered unless the Offer is terminated or has expired without Purchaser purchasing all Shares tendered in the Offer. Each Tendering Stockholder has agreed that, prior to the termination of the Stockholder Tender and Voting Agreement pursuant to its terms, he or she will not, directly or indirectly, transfer, assign, sell, tender, pledge, encumber or otherwise dispose of any or all of his or her Shares, or take any other action in his or her capacity as a stockholder that would in any way prevent, impede or interfere with or adversely affect in a material manner the performance of such Tendering Stockholder’s obligations under the Stockholder Tender and Voting Agreement.

      Except as permitted by the Stockholder Tender and Voting Agreement, each Tendering Stockholder has agreed that he or she shall not, nor shall such Tendering Stockholder act in concert with, any person to make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any Shares in connection with any vote or other action on any matter, other than to recommend that stockholders of AMS accept the Offer, tender their Shares in the Offer, vote in favor of the Merger and the Merger Agreement and otherwise as expressly provided by the Stockholder Tender and Voting Agreements. Each Tendering Stockholder has agreed that he or she shall not, nor shall such Tendering Stockholder act in concert with, any person to, deposit any Shares in a voting trust or subject any Shares to any arrangement or agreement with any person with respect to the voting of such Shares.

      Each Tendering Stockholder has granted CGI Group an irrevocable proxy with respect to the voting of such Shares in favor of the Merger and other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof).

      Each Tendering Stockholder has made certain representations and warranties in the Stockholder Tender and Voting Agreements, including with respect to his or her authority to execute and deliver the Stockholder Tender and Voting Agreement, being the lawful owner of his or her Shares and the absence of liens or any other encumbrances with regard to his or her Shares.

      The Stockholder Tender and Voting Agreements, and all rights and obligations of the parties thereto, shall terminate upon the earliest to occur of (i) the mutual consent of CGI Group, Purchaser and each individual Tendering Stockholder, (ii) the Effective Time, and (iii) the date of termination of the Merger Agreement in accordance with its terms. Termination of the Stockholder Tender and Voting Agreements shall not prevent any party thereunder from seeking any remedies (at law or in equity) against any other party hereto for such party’s breach of any of the terms of the Stockholder Tender and Voting Agreements.

      Each Tendering Stockholder has entered into a Stockholder Tender and Voting Agreement solely in his or her capacity as a record and beneficial owner of his or her Shares, and, if applicable, nothing therein shall limit or affect any actions taken in his or her capacity as an officer or director of AMS.

Asset Purchase Agreement

      The following is a summary of the Asset Purchase Agreement. This summary is qualified in its entirety by reference to the Asset Purchase Agreement which is incorporated herein by reference. A copy of the Asset Purchase Agreement has been filed by CGI Group and Purchaser, pursuant to Rule 14d-3 under the Exchange Act, as an exhibit to the Schedule TO. The Asset Purchase Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 (Certain Information Concerning AMS).

      Acquired Assets. The Asset Purchase Agreement provides that CACI will purchase and acquire from AMS all right, title and interest in and to all of the assets of AMS utilized in connection with the performance and technical and administrative support of AMS’s business of providing information technology services to, and designing software for use by, various agencies in the United States Government involved with defense, the United States Intelligence Community (as comprised by Air Force Intelligence, Army Intelligence, the Central Intelligence Agency, Coast Guard Intelligence, the Defense Intelligence Agency, Marine Corps Intelligence, the National Geospatial-Intelligence Agency, the National Reconnaissance Office, the National Security Agency and Navy Intelligence, as well as the intelligence organizations and functions within the Department of Energy, the Department of Homeland Security, the Department of State, the Department of Treasury and the Federal Bureau of Investigation) and homeland security (consisting of all agencies of the United States Government included in the Department of Homeland Security as of March 10, 2004), either directly or through other parties that provide goods and/or services to such agencies (the “DIG Business”), including the following (the “DIG Business Assets”):

•	all contracts and other arrangements relating to the DIG Business pursuant to which AMS is providing goods and/or services, and all proposals, bids and offers for future such contracts and arrangements;

•	all contracts and other arrangements pursuant to which AMS formerly provided goods and/or services relating to the DIG Business;

•	all other contracts relating to the DIG Business and to which AMS is a party, including employment agreements, nondisclosure agreements, teaming agreements, joint ventures, joint marketing agreements, consulting agreements and subcontracts;

•	all of the leases, subleases, licenses or other agreements for the use of physical locations of the DIG Business;

•	all prepaid expenses, deposits, advances, other prepayments and related rights paid or obtained by AMS relating to the DIG Business;

•	all of the rights in or relating to intellectual property described in an ancillary agreement relating to intellectual property (the “Intellectual Property Agreement”);

•	all of AMS’s training materials, speaking materials and sales or promotional materials that relate to the DIG Business;

•	all of AMS’s tangible assets primarily relating to the DIG Business, including all furniture, fixtures, machinery, office and other equipment and leasehold improvements relating to the DIG Business;

•	all of AMS’s accounts receivable and unbilled accounts receivable and work-in-process that relate to the DIG Business;

•	all books, papers, ledgers, documents and records relating to the DIG Business Assets;

•	all inventory and supplies related to the DIG Business;

•	all permits relating to the DIG Business or the facilities of the DIG Business;

•	all of AMS’s other tangible and intangible assets related to the DIG Business; and

•	all of AMS’s capital stock and other voting interests in R.M. Vredenburg & Co. and Karcher Group, Inc. (the “DIG Subsidiaries”), which are AMS’s subsidiaries involved with the DIG Business.

      Ancillary Agreements. To facilitate CACI’s assumption of the DIG Business, the parties to the Asset Purchase Agreement and certain other parties have entered into agreements relating to (a) transitional services, (b) intellectual property, (c) the development and maintenance by CGI Group for the benefit of CACI, and by CACI for the benefit of CGI Group, of software for use by customers and (d) competition.

      Assumed Obligations. The Asset Purchase Agreement provides that CACI will assume and perform after the closing of the purchase and sale of the DIG Business Assets (the “Closing”) when and as they become due the obligations and liabilities of AMS related to the DIG Business, including:

•	AMS’s accounts payable, accrued expenses and deferred revenues relating to the DIG Business;

•	AMS’s obligations after the Closing under AMS contracts and leases relating the DIG Business; and

•	AMS’s liability to employees of the DIG Business that are not covered by insurance held by AMS or CGI Group.

      Excluded Liabilities. The Asset Purchase Agreement provides that, except for the obligations of AMS assumed above, CACI will not assume any liabilities or obligations of AMS.

      Purchase Price. CACI will pay, as the aggregate purchase price for the DIG Business Assets, $415 million (the “DIG Purchase Price”), subject to adjustment as described below.

      Adjustment to the DIG Purchase Price. Under the terms of the Asset Purchase Agreement, AMS is to prepare, and AMS and CACI are to agree upon, a final closing date balance sheet. As soon as practicable (but not more than five business days) after the date on which the final closing balance sheet is determined in accordance with the terms of the Asset Purchase Agreement, AMS will pay to CACI the amount, if any, by which the net tangible asset value on the final closing balance sheet is less than $50,000,000, or, CACI will pay to AMS the amount, if any, by which the net tangible asset value on the final closing balance sheet is greater than $60,000,000; provided, that no payment by either party shall exceed the amount of $10,000,000. The existence or possible existence of any adjustment to the DIG Purchase Price or any issue related thereto, shall in no way impact, hinder, prevent or otherwise delay CGI Group’s obligation to consummate the transactions contemplated in the Merger Agreement. “Net tangible asset value” is equal to the net value as of the closing date of the sum of (a) the total current assets of the DIG Business (excluding (i) intercompany accounts and (ii) assets of R.M. Vredenburg & Co. that do not relate to the DIG Business), (b) the net fixed assets and net purchased software, of the DIG Business and (c) the other non-current assets of the DIG Business (excluding net developed software, net intangibles, and goodwill); less the total liabilities of the DIG Business, each as determined in accordance with U.S. generally accepted accounting principles.

      Closing. The closing of the purchase and sale of the DIG Business Assets will take place at the offices of Arnold & Porter LLP in McLean, Virginia, commencing at 9 a.m. local time on the date that is the first business day immediately following the satisfaction or waiver of all conditions to the obligations of the parties to consummate the transactions contemplated by the Asset Purchase Agreement.

      Representations and Warranties of AMS. In the Asset Purchase Agreement and the Intellectual Property Agreement, AMS makes various customary representations and warranties, including the following:

•	corporate organization;

•	subsidiaries of AMS;

•	the corporate power and authority to enter into the Asset Purchase Agreement and to consummate the transactions contemplated thereby;

•	the valid authorization by AMS’s board of directors and any other corporate authorization necessary to authorize the execution and delivery of the Asset Purchase Agreement and the transactions contemplated thereby;

•	conflicts between applicable laws, AMS’s and the DIG Subsidiaries’ charters, bylaws and contracts relating to the DIG Business, on the one hand, and the Asset Purchase Agreement and the consummation of the transactions contemplated thereby, on the other hand;

•	required governmental consents, approvals or authorizations other than those specified in the Asset Purchase Agreement with respect to the execution and delivery of the Asset Purchase agreement and the consummation of the transactions contemplated thereby;

•	financial statements of the DIG Business;

•	material changes or events since December 31, 2003, that have or would be reasonably likely to result in a material adverse effect on the DIG Business;

•	the absence of undisclosed liabilities of the DIG Business;

•	the possession of all requisite licenses, permits and certificates necessary to conduct the DIG Business;

•	the DIG Business’s compliance with applicable laws;

•	the absence of undisclosed pending or threatened litigation involving the DIG Business;

•	timely filing of tax returns and other tax-related matters;

•	employee benefits plans and other employment-related matters involving the DIG Business;

•	compliance with environmental laws and regulations involving the DIG Business;

•	the absence of undisclosed broker’s and finder’s fees;

•	title to, and condition of, properties and assets included among the DIG Business Assets;

•	accounts receivable of the DIG Business;

•	real property leases of the DIG Business;

•	the existence, validity and status of material contracts related to the DIG Business;

•	AMS’s standard terms of confidentiality and nondisclosure with its employees and consultants involved in the DIG Business;

•	insurance matters involving the DIG Business;

•	the existence of certain banking relationships involving the DIG Business;

•	the absence of certain relationships between affiliates of AMS and its subcontractors, suppliers and customers involving the DIG Business;

•	the absence of foreign corrupt practices involving the DIG Business;

•	matters relating to active and inactive contracts with the United States Government involving the DIG Business;

•	the existence of, and the compliance with applicable legal requirements with respect to, government property in the possession of AMS involving the DIG Business; and

•	the absence of any additional liabilities that will be incurred by CACI in connection with the transactions contemplated by the Asset Purchase Agreement.

      In the Intellectual Property Agreement, CACI, AMS and CGI Group represent that (i) the performance of the Intellectual Property Agreement will not violate the terms of or conflict with any other agreement or obligation and (ii) that each of the parties has the power and authority to perform the Intellectual Property Agreement. Additionally, in the Intellectual Property Agreement, AMS makes various representations and warranties, including the following:

•	rights to the intellectual property being transferred to CACI (the “CACI IP”);

•	absence of claims against the CACI IP;

•	validity of all registrations and applications relating to the trademarks and copyrights being transferred to CACI; and

•	absence of infringement, misuse or misappropriation of the CACI IP.

      Representations and Warranties of CACI. In the Asset Purchase Agreement, CACI makes various customary representations and warranties, including the following:

•	corporate organization;

•	the corporate power and authority to enter into the Asset Purchase Agreement and to consummate the transactions contemplated thereby;

•	the valid authorization by CACI’s boards of directors and any other corporate authorization necessary to authorize the execution and delivery of the Asset Purchase Agreement and the consummation of the transactions contemplated thereby;

•	the absence of conflicts between applicable laws and CACI’s charters, bylaws, agreements, on the one hand, and the Asset Purchase Agreement and the consummation of the transactions contemplated thereby, on the other hand; and

•	CACI having obtained a firm financing commitment to permit CACI to consummate the transactions contemplated by the Asset Purchase Agreement.

      Conduct of Business Pending Closing. Until the earlier of the termination of the Asset Purchase Agreement pursuant to its terms or the Closing, AMS will, and will cause each DIG Subsidiary to, except as contemplated by the Asset Purchase Agreement or consented to by CACI in writing (which consent may not be unreasonably withheld, conditioned or delayed), carry on its business in the usual, regular and ordinary course, in substantially the same manner as conducted consistent with past practice. Between the date of the Asset Purchase Agreement and the Closing, CACI shall not except to the extent that AMS otherwise consents in writing, take any action that would materially impair CACI’s ability to pay the DIG Purchase Price or otherwise to perform its obligations under the Asset Purchase Agreement. Additionally, AMS has agreed not to, and not to allow its subsidiaries to do any of the following, without CACI’s prior written consent (which consent may not be unreasonably withheld, conditioned or delayed):

•	take any action or make any omission that would require the consent of CGI Group under the conduct of business provisions of the Merger Agreement;

•	pay, discharge or satisfy any claim, obligation or liability in excess of $200,000 in any one case, other than ordinary course of business obligations;

•	dispose of, permit to lapse, or otherwise fail to preserve the CACI IP, or enter into any settlement regarding the breach or infringement of the CACI IP, or modify any existing rights, other than in the ordinary course of business and other than any such disposal, lapse, failure, settlement or modification that does not have and could not reasonably be expected to have a material adverse effect or would breach the representations set forth in the Intellectual Property Agreement;

•	sell or grant any right to exclusive use of, all or any part of the CACI IP;

•	enter into any contract or commitment or take any other action that is not in the ordinary course of its business or could reasonably be expected to have an adverse impact on the transactions contemplated by the Asset Purchase Agreement or that would have or could reasonably be expected to have a material adverse effect;

•	amend in any material respect any agreement to which it is a party, the amendment of which will have or could reasonably be expected to have a material adverse effect;

•	waive, release, transfer or permit to lapse any claim or right (i) that has a value, or involves payment or receipt by it, of more than $200,000 (except in the ordinary course of business and insofar as the foregoing relate to the DIG Business) or (ii) the waiver, release, transfer or lapse of which would have or could reasonably be expected to have a material adverse effect;

•	enter into agreements with third party integrators to assist AMS with the implementation of AMS’s proprietary software, except to the extent terminable on less than 30 days’ notice without cost;

•	except in the ordinary course of business and insofar as the following relates to the DIG Business, pay, discharge or satisfy any claims obligations or liabilities; waive, release, transfer or permit to lapse any claims or rights; or make any loans, advances or capital contributions to, or investments in, any other person (other than as permitted under certain provisions of the Merger Agreement), where the amount of such claims, rights, obligations, liabilities, loans, advances, capital contributions and investments in the aggregate exceeds $2,000,000; or

•	agree, whether in writing or otherwise, to take any action described above.

      Additional Agreements. The parties to the Asset Purchase Agreement make the following additional agreements:

•	AMS agrees to comply with the terms of the Merger Agreement relating to non-solicitation and superior proposals;

•	Each of CGI Group and CACI agree that prior to the one-year anniversary of the date of the Asset Purchase Agreement, neither will solicit or encourage any acquisition proposal related to the purchase of the DIG Business or the business and operations being acquired by CGI Group and Purchaser;

•	CACI will offer to employ each employee of AMS involved in the DIG Business and engage as a consultant each consultant of AMS involved in the DIG Business, and AMS will make a good faith effort to encourage each such employee and each such consultant to accept employment or engage as a consultant, as the case may be, with CACI or one of its respective affiliates;

•	each party to the Asset Purchase Agreement will be responsible for its own costs and expenses in connection with the transaction contemplated by the Asset Purchase Agreement;

•	AMS and the DIG Subsidiaries (the “DIG Companies”) will afford to CACI full and complete access as may be reasonably requested, upon reasonable advance telephone notice, during regular business hours, throughout the period prior to the earlier of the Closing or the termination of the Asset Purchase Agreement pursuant to its terms, to the DIG Companies’ offices, properties, books and records, and the DIG Companies shall use reasonable efforts to cause their representatives and independent public accountants to furnish to CACI such additional financial and operating data and other information as to their businesses, customers, vendors and properties as CACI may from time to time reasonably request;

•	the parties to the Asset Purchase Agreement agree not to make any public disclosure of the transactions contemplated by the Asset Purchase Agreement, other than as contemplated by the Asset Purchase Agreement;

•	each party agrees to take all commercially reasonable actions necessary, proper or advisable to consummate and make effective the Asset Purchase Agreement and the transactions contemplated by the Asset Purchase Agreement;

•	each party agrees to use commercially reasonable efforts to effect the novation of, or change of name with respect to, each government contract included among the DIG Business Assets that may require novation;

•	the parties to the Asset Purchase Agreement agree to cooperate with the filing of their respective tax returns;

•	each party agrees to notify the other parties of any material changes or variances in the representations and warranties made by such party in the Asset Purchase Agreement;

•	effective as of the Closing, AMS irrevocably constitutes and appoints CACI its true and lawful attorney-in-fact to endorse the name of AMS on any checks and other remittances received on account of AMS’s accounts receivable primarily relating to the DIG Business and AMS’s work-in-process and to perform all other acts necessary or desirable to bill and collect AMS’s accounts receivable primarily relating to the DIG Business and amounts received with respect to AMS’s work-in-process for the account of CACI;

•	AMS will aid CACI in its assumption of the ownership and operation of the DIG Business and will endeavor in good faith to maintain its goodwill and reputation with the suppliers, clients and creditors;

•	CGI Group and AMS will provide CACI and its independent auditors reasonable access during normal business hours to their respective facilities and employees as CACI and its auditors reasonably request in advance in connection with their preparation and review of audited historical financial statements for the DIG Business; and

•	each of the parties will coordinate and cooperate with one another and will each use best efforts to comply with, and shall each refrain from taking any action that would impede compliance with, all applicable legal requirements, and, each of the parties will make all filings, notices, petitions, statements, registrations, submissions of information, application or submission of other documents required by any U.S. or foreign government or public body or authority in connection with the transaction contemplated by the Asset Purchase Agreement and the Merger Agreement.

      Conditions Precedent to the Obligation of Each Party to the Asset Purchase Agreement. The obligations of the parties to effect the transactions contemplated by the Asset Purchase Agreement are subject to the fulfillment at or prior to the Closing of the following conditions:

•	no statute, rule or regulation shall have been enacted since the date of the Asset Purchase Agreement that would prohibit or materially restrict the transactions contemplated by the Asset Purchase Agreement and each of the parties shall have received all necessary consents and approvals of the United States Department of Justice and the United States Federal Trade Commission; and

•	no injunction or restraining order by a court of competent jurisdiction shall be in effect that prohibits or materially restricts the transactions contemplated by the Asset Purchase Agreement.

      Conditions Precedent to the Obligation of CACI. The obligation of CACI to consummate the transactions contemplated by the Asset Purchase Agreement shall be subject to the fulfillment at or prior to the Closing of the following additional conditions:

•	the representations and warranties of AMS set forth in the Asset Purchase Agreement and the Intellectual Property Agreement, taken as a whole, were true to the knowledge of AMS when made in all material respects;

•	certain representations and warranties of AMS as to corporate organization, subsidiaries, its corporate power and authority, its valid authorization of the execution and delivery of the Asset Purchase Agreement and the transactions contemplated thereby, the absence of conflicts and the absence of required governmental consents, approvals or authorizations (the “Core Representations”), shall be true and correct in all material effects as of the Closing, as if made on and as of such date;

•	AMS shall have performed in all material respects all of its agreements and covenants set forth in the Asset Purchase Agreement that are required to be performed at or prior to the Closing, such that CACI’s ability to assume the DIG Business as of the Closing shall not be impaired in any material respect;

•	none of the following shall have occurred since the date of the Asset Purchase Agreement and be continuing such that consummation of the transaction contemplated by the Asset Purchase Agreement is impracticable: (a) any general suspension of trading in, or limitation on prices for, securities on the Toronto Stock Exchange, the New York Stock Exchange or the Nasdaq National Market, (b) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Canada (whether or not mandatory), (c) a material adverse change in or material disruption of conditions in the market for syndicated bank credit facilities that would materially impair the ability to syndicate loans by banks or other financial institutions, including any limitation (whether or not mandatory) by any governmental entity on the extension of credit generally by banks or other financial institutions in the United States or Canada, or (d) a commencement or, if already commenced, a material worsening, of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States or Canada or any terrorist activities which materially and adversely affects (i) CGI Group, (ii) AMS, or (iii) CACI and the DIG Business, taken as a whole, or (e) changes in legal or regulatory conditions to the extent such changes have a material, adverse and disproportionate impact on CACI relative to other business entities engaged in substantially the same line or lines of business;

•	the delivery of a written legal opinion of counsel to AMS;

•	each of the ancillary agreements to the Asset Purchase Agreement shall have been duly executed and delivered by each party thereto;

•	AMS shall have delivered a closing certificate relating to incumbency, charter documents and resolutions of AMS; and

•	the DIG Business shall not have suffered a material adverse effect.

      Conditions Precedent to the Obligation of AMS. The obligation of AMS to consummate the transactions contemplated by the Asset Purchase Agreement shall be subject to the fulfillment at or prior to the Closing of the following additional conditions:

•	the representations and warranties of CACI set forth in the Asset Purchase Agreement shall be true and correct in all material respects;

•	CACI shall have performed in all material respects all of its agreements and covenants set forth in the Asset Purchase Agreement that are required to be performed at or prior to the Closing;

•	CACI shall have delivered a closing certificate relating to incumbency, charter documents and resolutions of CACI;

•	all Offer Conditions (as defined in the Merger Agreement) will have been satisfied and/or waived, and CGI Group or its Purchaser will have taken up and become unconditionally obligated to pay for the shares of common stock of AMS tendered to CGI Group or Purchaser in the Offer; and

•	CACI shall have tendered the DIG Purchase Price to AMS.

      Termination Events. The Asset Purchase Agreement may be terminated at any time prior to the Closing:

•	by mutual written consent of CACI, AMS and CGI Group;

•	by CACI, if (i) the representations and warranties of AMS in the Asset Purchase Agreement and the ancillary agreements relating to intellectual property, taken as a whole, were to the knowledge of AMS materially untrue when made, (ii) any of the Core Representations shall have become untrue such that it would be incapable of being satisfied by the Outside Offer Date; or (iii) there shall have been a breach by AMS of any of its covenants or agreements under the Asset Purchase Agreement such that CACI’s ability to assume the DIG Business would be impaired upon the Outside Offer Date, and if such breach is capable of being cured AMS has not cured such breach within ten (10) business days after notice by CACI, provided that CACI is not in material breach of any representation, warranty or obligation under the Asset Purchase Agreement;

•	by AMS, if (i) any representation or warranty of CACI set forth in the Asset Purchase Agreement shall have been materially untrue when made, or (ii) there shall have been a material breach by CACI of any of its respective covenants or agreements and, if such breach is capable of cure, CACI has not cured such breach within ten (10) business days after notice by AMS thereof, provided, in each case, that AMS has not materially breached any representation, warranty or covenant under the Asset Purchase Agreement;

•	by AMS, if CACI will have withdrawn, modified or amended in any material respect its approval of the Asset Purchase Agreement, or taken any public position inconsistent with its approval, provided that AMS has not materially breached any representation, warranty or covenant under the Asset Purchase Agreement;

•	by any party, if the Merger Agreement shall have been terminated in accordance with its terms;

•	by either CACI or AMS if: (i) there is a final, non-appealable order of a federal or state court in effect preventing consummation of the transactions contemplated by the Asset Purchase Agreement; and (ii) there is any final action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the transactions contemplated by the Asset Purchase Agreement by any United States or foreign government or public body or authority which would make consummation of the transactions contemplated by the Asset Purchase Agreement illegal or which would prohibit CACI’s, or any of its respective Subsidiaries’ or Affiliates’ ownership or operation of all or any portion of the DIG Business, the DIG Business Assets or the assets and properties of AMS, or compel CACI or its respective subsidiaries or affiliates to dispose of or hold separate all or any material portion of their businesses, taken as a whole, as a result of the transactions contemplated by the Asset Purchase Agreement; or

•	by either CACI or AMS if the transactions contemplated by the Asset Purchase Agreement shall not have been consummated by the Outside Offer Date; provided, that the right to terminate the Asset Purchase Agreement for this reason would not be available to a party whose failure to fulfill any material obligation under the Asset Purchase Agreement has been the cause of or resulted in the failure of the closing under the Asset Purchase Agreement to occur on or before the Outside Offer Date.

      Break-up Fees. If AMS pays a “break-up” or similar fee to CGI Group, CGI Group will immediately remit to CACI an amount equal to one-third of such fee. In addition, should CGI Group become entitled to reimbursement of expenses under the Merger Agreement, CGI Group shall remit to CACI (a) if CGI Group has expenses of $3,333,333 or greater, $1,666,667 or (b) if CGI Group has expenses of less than $3,333,333, $5,000,000 less CGI Group’s expenses.

      Non-Survival of Representations and Warranties. None of the representations and warranties of the parties made in the Asset Purchase Agreement or otherwise will survive the closing, and only those covenants that by their express terms survive the Closing shall survive the Closing.

Non-Disclosure Agreements

      The following are summaries of certain provisions of the Non-Disclosure Agreement dated October 3, 2003 by and between CGI Group and AMS (the “CGI Non-Disclosure Agreement”) and the Non-Disclosure Agreement dated January 7, 2004 by and between AMS and CACI (the “CACI Non-Disclosure Agreement”). These summaries are qualified in their entirety by reference to the CGI Non-Disclosure Agreement and the CACI Non-Disclosure Agreement, which are incorporated herein by reference and copies of which have been filed with the SEC as exhibits to the Schedule TO.

      The CGI Non-Disclosure Agreement provides that AMS and CGI Group will not publicly disclose confidential information concerning the other party related to such party’s business, financial condition, operations and prospects. The CGI Non-Disclosure Agreement prevents each party from soliciting (i) the employees of the other party or (ii) a business transaction from the other, without first receiving the approval of the other’s board of directors; provided, however, CGI Group may submit a proposal concerning a business combination to AMS’s board of directors.

      The CACI Non-Disclosure Agreement is substantially identical to the CGI Group Non-Disclosure Agreement except that CACI does not have the right to submit a proposal regarding a business combination to AMS’s board of directors.

12.     Plans for AMS

      Plans for AMS. Except for the transactions contemplated by the Asset Purchase Agreement and as otherwise discussed in this Offer to Purchase, subject to certain matters described below, it is currently expected that, initially following the Merger, the business and operations of AMS will generally continue as they are currently being conducted. CGI Group currently intends to cause AMS’s operations to continue to be run and managed by, among others, certain of AMS’s existing executive officers. CGI Group will continue to evaluate all aspects of the business, operations, capitalization and management of AMS during the pendency of the Offer and after the expiration of the Offer and the Merger and will take such further actions as it deems appropriate under the circumstances then existing. CGI Group intends to seek additional information about AMS during this period. Thereafter, CGI Group intends to review such information as part of a comprehensive review of AMS’s business, operations, capitalization and management.

      As a result of the completion of the Offer, the interest of CGI Group in AMS’s net book value and net earnings will be in proportion to the number of Shares acquired in the Offer. If the Offer is consummated, upon consummation of the Merger, CGI Group’s interest in such items and in AMS’s equity generally will equal 100%, and CGI Group and its subsidiaries will be entitled to all benefits resulting from such interest, including all income generated by AMS’s operations and any future increase in AMS’s value. Similarly, CGI Group will also bear the risk of losses generated by AMS’s operations and any future decrease in the value of AMS after the Merger. Subsequent to the Merger, current AMS’s stockholders will cease to have any equity interest in AMS, will not have the opportunity to participate in the earnings and growth of AMS after the Merger and will not have any right to vote on corporate matters. Similarly, AMS’s stockholders will not face the risk of losses generated by AMS’s operations or decline in the value of AMS after the Merger.

      The Shares are currently traded on the Nasdaq National Market. Following the consummation of the Merger, the Shares would no longer be listed on the Nasdaq National Market, and the registration of the Shares under the Exchange Act will be terminated. Accordingly, after the Merger there would be no publicly-traded equity securities of AMS outstanding and AMS will no longer be required to file periodic reports with the SEC. See Section 7 (Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations). It is expected that, if the Shares are not accepted for payment by Purchaser pursuant to the Offer and the Merger is not consummated, AMS’s current management, under the general direction of the current board of directors, would continue to manage AMS as an ongoing business.

      Except as otherwise discussed in this Offer to Purchase, CGI Group has no present plans or proposals that would result in any extraordinary corporate transaction, such as a merger, reorganization, liquidation involving AMS or any of its subsidiaries, or a purchase, sale or transfer of a material amount of assets of AMS or any of its subsidiaries or in any other material changes to AMS’s capitalization, dividend policy, corporate structure, business or composition of the board of directors or the management of AMS, except that CGI Group intends to review the composition of the boards of directors (or similar governing bodies) of AMS and its subsidiaries and to cause the election to such boards of directors (or similar governing bodies) of certain of its representatives. See “Introduction” to this Offer to Purchase and Section 11 (Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements).

13.     Certain Conditions to the Offer

      Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may postpone the acceptance for payment of and payment for Shares tendered, and, except as set forth in the Merger Agreement, terminate the Offer as to any Shares not then paid for if (i) the Minimum Condition shall not have been satisfied at the scheduled expiration date of the Offer, (ii) any applicable waiting period under the HSR Act or the competition laws of Germany shall not have expired or been terminated, (iii) the period of time for any applicable review process by the CFIUS under the Defense Production Act shall not have expired or CFIUS shall have taken and not withdrawn any action or made and not withdrawn any recommendation to the President of the United Sates to block or prevent the consummation of the Offer or the Merger, (unless such action or recommendation is withdrawn), (iv) the sale of the Defense and Intelligence Group has not been consummated pursuant to the terms of the Asset Purchase Agreement or the proceeds of such sale loaned to CGI Group by AMS to the extent required pursuant to the Merger Agreement (provided, however, that this shall not serve as a condition to the acceptance of Shares tendered for payment if all conditions to the sale of the Defense and Intelligence Group have been satisfied or waived but for the closing of the Offer and the purchaser of the Defense and Intelligence Group is ready, willing and able to close upon Purchaser’s acceptance of the Shares tendered for payment, and provided, further, that this shall be inapplicable if CGI Group or Purchaser fails to fulfill its obligations with respect to the loan of such proceeds), or (v) immediately prior to the expiration of the Offer, any of the following conditions shall exist:

•	there shall have been instituted by any governmental entity or any other person and be pending, or threatened in writing by any governmental entity, any suit, action or proceeding against CGI Group, Purchaser or AMS challenging or seeking (i) to make illegal, restrain or prohibit the making of the Offer, the acceptance for payment of, or payment for, any Shares by CGI Group or Purchaser, or the consummation of the Merger transaction, (ii) to prohibit or limit materially the ownership or operation by AMS, CGI Group, Purchaser or any of their affiliates of all or any material portion of the business or assets of AMS, CGI Group or any of their affiliates, taken as a whole, or compel AMS, CGI Group or any of their affiliates to divest a material portion of the business or assets of AMS, CGI Group or any of their affiliates, taken as a whole, (iii) to impose or confirm limitations on the ability of CGI Group, Purchaser or any other affiliate of CGI Group to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to AMS’s stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, or (iv) to require divestiture by CGI Group or Purchaser of any Shares; provided, that to the extent a governmental entity is not a party to the suit, action or proceeding, CGI Group reasonably believes, based on the advice of counsel in such proceeding, that such suit, action or proceeding has a reasonable likelihood of success;

•	there shall have been entered, enforced, enacted or deemed applicable to (A) CGI Group, Purchaser or AMS or (B) the Merger Agreement, the Offer or the Merger, in any case, any statute, rule, regulation, legislation, judgment, order, injunction or decree that is reasonably likely to, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of the last paragraph;

•	the representations and warranties of AMS set forth in the Merger Agreement shall not be true and correct in all material respects (other than representations and warranties qualified by materiality or material adverse effect, which shall be true in all respects) at and as of the date of the Merger Agreement and the expiration of the Offer (except to the extent that such representations and warranties speak as of a specific date, in which case as of such specific date);

•	AMS shall have breached any covenant, obligation or other agreement to be performed or complied by it under the Merger Agreement where such breach materially hinders Purchaser’s ability to consummate the Offer or would reasonably be expected to materially interfere with Purchaser’s ability to assume the control and provide for the orderly transition of control of the business of AMS upon consummation of the Merger;

•	the Merger Agreement shall have been terminated in accordance with its terms;

•	any of the following shall have occurred since the date of the Merger Agreement and be continuing such that the consummation of the Offer and the other transactions contemplated by the Merger Agreement are impracticable: (1) any general suspension of trading in, or limitation on prices for, securities on the Toronto Stock Exchange, the New York Stock Exchange or Nasdaq National Market, (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Canada (whether or not mandatory), (3) a material adverse change in or material disruption of conditions in the market for syndicated bank credit facilities that would materially impair the ability to syndicate loans by banks or other financial institutions, including any limitation (whether or not mandatory) by any governmental entity on the extension of credit generally by banks or other financial institutions in the United States or Canada, (4) a commencement or, if already commenced, a material worsening, of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States or Canada or any terrorist activities which materially and adversely affects CGI Group or AMS or CACI and the DIG Business taken as a whole or (5) changes in legal or regulatory conditions to the extent such changes have a material, adverse and disproportionate impact on CACI relative to other business entities engaged in substantially the same line or lines of business;

•	an Effect has occurred since the date of the Merger Agreement that has had or would reasonably be expected to have a material adverse effect on (i) AMS and its Subsidiaries, taken as a whole, or (ii) the business of AMS and its subsidiaries, taken as a whole, excluding the Defense and Intelligence Group but including the proceeds of the sale of the Defense and Intelligence Group pursuant to the Asset Purchase Agreement;

•	a Company Triggering Event shall have occurred; provided, however, that CGI Group and Purchaser shall be deemed to have waived this condition if not asserted within five business days following the date of such Company Triggering Event; or

•	Purchaser and AMS shall have agreed in writing that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder.

      The foregoing conditions are for the benefit of Purchaser and CGI Group and may be asserted by Purchaser or CGI Group unless the circumstances giving rise to any such condition resulted from or arose out of or breach of the Merger Agreement by CGI Group or Purchaser, or may be waived by Purchaser or CGI Group in whole or in part at any time and from time to time in their sole and absolute discretion.

      The failure by CGI Group or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

14.     Certain Legal Matters

      General. Except as otherwise disclosed in this Offer to Purchase, neither CGI Group nor Purchaser is aware of:

•	any license or regulatory permit that appears to be material to the business of AMS and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of the Shares by Purchaser pursuant to the Offer, the Merger or otherwise; or

•	any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of the Shares by Purchaser as contemplated in this Offer to Purchase.

      Should any such approval or other action be required, Purchaser currently contemplates that it would seek such approval or action. Purchaser’s obligation under the Offer to accept for payment and pay for the Shares is subject to certain conditions. See Section 13 (Certain Conditions to the Offer). While, except as described in this Offer to Purchase, Purchaser does not currently intend to delay the acceptance for payment of the Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or action, if needed, would be obtained, or would be obtained without substantial conditions, or that adverse consequences might not result to the business of AMS, CGI Group or

Purchaser or that certain parts of the businesses of AMS, CGI Group or Purchaser might not have to be disposed of in the event that such approvals were not obtained or any other actions were not taken.

      State Takeover Laws. AMS is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, prior to the time the interested stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. AMS has represented to CGI Group and Purchaser in the Merger Agreement that AMS’s board of directors has taken all action necessary to render the restriction on “business combinations” set forth in Section 203 of the DGCL inapplicable to the Offer, the Merger, the Merger Agreement, the Stockholder Tender and Voting Agreement and the transactions contemplated thereby.

      A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of holders in the state and were incorporated there.

      AMS, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Based on representations made by AMS in the Merger Agreement, Purchaser does not believe that any state takeover statutes apply to the Offer. Neither CGI Group nor Purchaser has currently complied with any state takeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any of the Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See Section 13 (Certain Conditions to the Offer).

      Appraisal Rights. No appraisal rights are available to Holders in connection with the Offer. However, if the Merger is consummated, a Holder will have certain rights under Section 262 of the DGCL to demand appraisal of, and payment in cash for the fair value of, such stockholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any value arising from the Merger) required to be paid in cash to such stockholders for their Shares. Any judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than, or the same as, the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of those rights.

      If a Holder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, its right to appraisal, as provided in the DGCL, such stockholder’s Shares will be deemed to have been converted in the Merger into the right to receive the merger consideration in accordance with the

Merger Agreement. In general, a stockholder may withdraw his demand for appraisal by delivering to Purchaser a written notice withdrawing such demand for appraisal and accepting the Merger Consideration.

      The foregoing summary of the rights of objecting stockholders does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any available appraisal rights.

      The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. The provisions of Section 262 of the DGCL are complex and technical in nature. Stockholders desiring to exercise their appraisal rights may wish to consult counsel, since the failure to comply strictly with these provisions will result in the loss of their appraisal rights.

Regulatory Approvals

      United States Antitrust Compliance. Under the HSR Act, certain mergers and acquisitions may not be consummated unless certain information has been furnished to the Federal Trade Commission (“FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The acquisition of the Shares by Purchaser pursuant to the Offer is subject to the HSR Act requirements.

      Under the provisions of the HSR Act applicable to the purchase of the Shares pursuant to the Offer, such purchase may not be made until the expiration of a fifteen calendar day waiting period following the required filing of a Notification and Report Form under the HSR Act by CGI Group, which CGI Group submitted on March 11, 2004. If the fifteenth calendar day is a Saturday, Sunday or legal public holiday, the waiting period is extended to the end of the next business day. Accordingly, the waiting period under the HSR Act will expire at 11:59 p.m., New York City time, on March 26, 2004, which is the fifteenth calendar day following filing of the Notification and Report Form by CGI Group, unless early termination of the waiting period is granted or CGI Group receives a request for additional information or documentary material prior thereto. If either the FTC or the Antitrust Division were to request additional information or documentary material from CGI Group prior to the expiration of the fifteen day waiting period, the waiting period would be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day (or the following business day if such day is a Saturday, Sunday or legal public holiday) after the date of substantial compliance by CGI Group with such request. Thereafter, the waiting period could be extended only by court order or with the consent of CGI Group. If the acquisition of shares of Common Stock is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the purchase of and payment for shares of Common Stock pursuant to the Offer will be deferred until ten days after the request is substantially complied with unless the waiting period is terminated sooner by the FTC or the Antitrust Division (and assuming all of the other Offer conditions have been satisfied or waived). See Section 2 (Acceptance for Payment and Payment for Shares). Only one extension of such waiting period pursuant to a request for additional information or documentary material is authorized by the HSR Act, except by court order or with consent. Although AMS is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither AMS’s failure to make such filings nor a request to AMS from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period. However, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing these issues and may agree to delay consummation of the transaction while such negotiations continue. The sale of the Defense and Intelligence Group to CACI is also subject to HSR review. The waiting period for the sale of the Defense and Intelligence Group is 30 days from the date the HSR filing is made with the FTC (unless early termination is granted).

      The Antitrust Division and the FTC could scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of the Shares by Purchaser pursuant to the Offer or the proposed acquisition of the Defense and Intelligence Group by CACI pursuant to the Asset Purchase Agreement. At any time before or after Purchaser’s purchase of the Shares or CACI’s purchase of the Defense and Intelligence Group, either the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including (i) seeking to enjoin the acquisition of the Shares pursuant to the

Offer or the purchase of the Defense and Intelligence Group, (ii) seeking divestiture of the Shares acquired by Purchaser or the assets acquired by CACI, or (iii) divestiture of substantial assets of CGI Group, AMS, CACI or any of their respective subsidiaries. State attorneys general may also bring legal action under the antitrust laws, and private parties may bring such action under certain circumstances. CGI Group and Purchaser believe that the acquisition of the Shares by Purchaser will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 13 (Certain Conditions to the Offer) for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

      German Act Against Restraints of Competition. Under the provisions of the German Act Against Restraints of Competition (the “German Act”) applicable to the Offer, the acquisition of the Shares pursuant to the Offer may be consummated one month after CGI Group and AMS submit a joint pre-merger notification to Germany’s Federal Cartel Office (the “FCO”) with respect to the Offer (a “first stage investigation”), unless the FCO determines to subject the Offer to further investigation (a “second stage investigation”) or unless the FCO otherwise consents. CGI Group and AMS are in the process of preparing their joint pre-merger notification to the FCO.

      Where it is clear to the FCO that a transaction will not create or strengthen a dominant position in Germany, the FCO generally issues a clearance letter during the first stage investigation. This first stage clearance is not subject to appeal by third parties. In connection with a second stage investigation, however, the FCO must render a reasoned clearance decision and such decision may be appealed by any interested third parties that have been admitted to the proceedings. The FCO may take up to four months (first and second stage investigations taken together) after a pre-merger notification is submitted to investigate and possibly challenge a transaction, and may take additional time to do so if the notifying parties consent to such extension.

      There can be no assurance that a challenge to the Offer under German law on competition or other grounds will not be made or, if such a challenge is made, of the results thereof.

      Expiration or termination of the applicable waiting period under the German Act is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

      Exon-Florio Amendment. Section 721 of the Defense Production Act authorizes the President of the United States or his designee to make an investigation to determine the effects on national security of mergers, acquisitions and takeovers by or with foreign persons which could result in foreign control of persons engaged in interstate commerce in the United States. The President has delegated authority to investigate proposed transactions to the CFIUS.

      Reviews under the Defense Production Act are made in accordance with the following timetable: (i) within 30 days following the receipt by CFIUS of written notification of a proposed acquisition, CFIUS must determine whether to commence an investigation; (ii) if CFIUS commences an investigation, it must complete the investigation and submit a report and recommendation to the President within 45 days following the determination to commence an investigation; and (iii) the President has 15 days following the completion of the investigation to take action to suspend or prohibit the relevant acquisition.

      In order for the President to exercise his authority to suspend or prohibit an acquisition, the President must make two findings: (i) that there is credible evidence that leads the President to believe that the foreign interest exercising control might take action that threatens to impair national security and (ii) that provisions of law other than the Defense Production Act and the International Emergency Economic Powers Act do not provide adequate and appropriate authority for the President to protect national security in connection with the acquisition. The President’s actions are not subject to judicial review. If the President makes such findings, he may take action for such time as he considers appropriate to suspend or prohibit the relevant acquisition. The President may direct the Attorney General to seek appropriate relief, including divestment relief, in the District Courts of the United States in order to implement and enforce the Defense Production Act.

      Absent certain conditions, the Defense Production Act does not obligate the parties to an acquisition to notify CFIUS of a proposed transaction. However, if notice of a proposed acquisition is not submitted, then the transaction remains indefinitely subject to review by the President under the Defense Production Act.

      CGI Group, Purchaser and AMS plan to file with CFIUS a joint notice of the transactions contemplated by the Merger Agreement in advance of the Offer. Although CGI Group believes that the transactions contemplated by the Merger Agreement should not raise any national security concerns, there can be no assurance that, absent the prior notice, CFIUS will not subsequently determine to conduct an investigation of the proposed transaction. If such an investigation is commenced, there can be no assurance regarding the outcome of such investigation. If the results of such investigation are adverse, Purchaser, under the terms of the Merger Agreement, may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See Section 13 (Certain Conditions to the Offer).

      Federal Reserve Board Regulations. Regulations G, U and X (the “Margin Regulations”) of the Federal Reserve Board restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the Shares, if the credit is secured directly or indirectly by margin stock. Such secured credit may not be extended or maintained in an amount that exceeds the maximum loan value of all the direct and indirect collateral securing the credit, including margin stock and other collateral. All financing for the Offer will be structured so as to be in full compliance with the Margin Regulations.

      Certain Foreign Laws. AMS and certain of its subsidiaries derive revenues from several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Certain of such filings or approvals, if required or desirable, may not be made or obtained prior to the expiration of the Offer. Purchaser is seeking further information regarding the applicability of any such laws and currently intends to take such action as may be required or desirable.

15.     CGI Group Summary Financial Information

Summary Financial Information

			Three Months Ended
	Year Ended September 30(1)		December 31(1)

	2002	2003	2002	2003

	(In thousands, except share data)
Consolidated Statement of Earnings Data:
Revenue	$1,678,747	$2,104,376	$455,729	$541,992
Earnings before interest and taxes(2)	$179,623	$230,809	$46,993	$62,061
Net earnings	$105,075	$137,238	$28,644	$37,714
Net earnings per share — basic	$0.28	$0.35	$0.08	$0.09
Weighted average number outstanding Class A subordinate shares and Class B shares — basic	377,349,472	395,191,927	380,796,242	402,130,479
Net earnings per share — diluted	$0.28	$0.35	$0.08	$0.09
Weighted average number outstanding Class A subordinate shares and Class B shares — diluted	381,570,855	397,465,677	382,470,742	404,622,091
Consolidated Balance Sheet Data
Current assets	$441,099	$618,396	$446,237	$603,110
Non-current assets	$1,343,929	$1,701,209	$1,394,749	$1,708,438
Current liabilities	$284,636	$464,177	$305,108	$450,672
Non-current liabilities	$123,407	$323,231	$140,593	$301,578

(1)	CGI Group presents its financial statements in Canadian dollars and according to Canadian GAAP. Amounts relating to CGI Group shown in U.S. dollars have been translated from Canadian dollars to U.S. dollars using an exchange rate of CDN$1.2924 to US$1.00, the noon rate of the Bank of Canada as of December 31, 2003. The U.S. dollar equivalent information presented for CGI Group is provided solely for the convenience of the readers of the Schedule TO and should not be construed as implying that the local currency amounts represent, or could have been, or could be, converted into U.S. dollars at such rates or at any rate.

(2)	EBIT represents earnings before interest, income taxes, entity subject to significant influence and discontinued operations.

16.     Fees and Expenses

      Except as set forth below, neither Purchaser nor CGI Group will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

      CGI Group and Purchaser have retained D. F. King & Co., Inc. to act as the Information Agent, Computershare Trust Company of New York to act as Depositary and Credit Suisse First Boston LLC to act as the Dealer Manager in connection with the Offer. Such firms will each receive reasonable and customary compensation for their services. CGI Group and Purchaser have also agreed to reimburse such firms for certain reasonable out-of-pocket expenses and to indemnify each such firm against certain liabilities in connection with their services, including certain liabilities under federal securities laws.

      Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent, Depositary and the Dealer Manager) for making solicitations or recommendations in connection with the Offer. Brokers, dealers, banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.     Miscellaneous

      The Offer is being made to all holders of Shares other than AMS. Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF CGI GROUP OR PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

      We have filed with the SEC the Schedule TO pursuant to Rule 14d-3 under the Exchange Act furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC and the Nasdaq National Market in the manner set forth in Section 8 (Certain Information Concerning AMS) (except that they will not be available at the regional offices of the SEC).

CGI Virginia Corporation

March 18, 2004

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS

OF
CGI GROUP INC.
AND
PURCHASER

1. CGI Virginia Corporation

      Set forth below is the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of CGI Virginia Corporation. Unless otherwise indicated, (a) each such person is a citizen of Canada, and (b) the business address of each such person is c/o CGI Group Inc., 1130 Sherbrooke Street West, 5th Floor, Montréal, Québec, Canada H3A 2M8.

Present Principal
Occupation, other than
		Executive Officer of CGI	Material Positions
		Virginia Corporation	Held During the
Name and Business Address	Title	or CGI Group Inc.	Past Five Years

Serge Godin	Chairman of the Board,	N/A	N/A
1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8	Chief Executive Officer, and Director
Michael E. Roach	President	N/A	N/A
1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8
André Imbeau	Executive Vice-President,	N/A	N/A
1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8	Chief Financial Officer, Treasurer and Director
Paule Doré	Executive Vice-President,	N/A	N/A
1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8	Chief Corporate Officer, Secretary and Director
David Anderson	Senior Vice-President and	N/A	N/A
1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8	Corporate Controller
Jacques Roy	Senior Vice-President of	N/A	N/A
1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8	Finance and Treasurer
David G. Masse	Assistant Corporate	N/A	N/A
1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8	Secretary

Present Principal
Occupation, other than
		Executive Officer of CGI	Material Positions
		Virginia Corporation	Held During the
Name and Business Address	Title	or CGI Group Inc.	Past Five Years

Raymond Picard	Assistant Secretary	N/A	N/A
1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8

2. CGI Group Inc.

      Set forth below is the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of the directors and executive officers of CGI Group Inc. Unless otherwise indicated, (a) each such person is a citizen of Canada, and (b) the business address of each such person is c/o CGI Group Inc., 1130 Sherbrooke Street West, 5th Floor, Montreal, Québec, Canada H3A 2M8.

Present Principal
		Occupation, other than	Material Positions
		Executive Officer of CGI	Held During the
Name and Business Address	Title	Group Inc.	Past Five Years

Serge Godin	Chairman of the Board,	N/A	N/A
1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8	Chief Executive Officer, and Director
Jean Brassard	Vice Chairman of the	Corporate Director	President and Chief
9081 Richmond Brossard, Québec Canada H3A 2M8	Board and Director		Operating Officer, CGI Group Inc.
Paule Doré	Executive Vice-President,	N/A	N/A
1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8	Chief Corporate Officer, Secretary and Director
André Imbeau	Executive Vice-President,	N/A	N/A
1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8	Chief Financial Officer, Treasurer and Director
David Anderson	Senior Vice-President	N/A	N/A
1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8	and Corporate Controller
William D. Anderson	Director	President, BCE	Chief Financial
c/o BCE Ventures Inc. 1000 de La Gauchetière St. West Suite 1240 Montréal, Québec H3B 4Y7		Ventures Inc.	Officer of BCE Inc.
Claude Boivin	Director	Director of	N/A
547 Leroyer St-Lambert, Québec Canada J4R 1M7		Corporations

Present Principal
		Occupation, other than	Material Positions
		Executive Officer of CGI	Held During the
Name and Business Address	Title	Group Inc.	Past Five Years

Claude Chamberland	Director	Director of	President of Alcan
320 Victoria #603 St-Lambert, Québec Canada J4P 2H8		Corporations	International, Ltd.
Robert Chevrier	Director	President, Roche	Chairman and Chief
60 rue Berlioz, app. 805 Île des Soeurs, Québec Canada H3E 1M4		Management Co., Inc.	Executive Officer of Rexel Canada Inc. (formerly Westburne Inc.)
David L. Johnson	Director	President and	N/A
University of Waterloo 200 University Ave. West Waterloo, Ontario Canada N2L 3G1		Vice-Chancellor, University of Waterloo
Eileen A. Mercier	Director	Director of	President, Finvoy
199 Cranbrooke Ave. Toronto, Ontario Canada M5M 1M6		Corporations	Management Inc.
Michael J. Sabia	Director	President and Chief	Executive Vice-
c/o BCE Inc. 1000 de La Gauchetière St. West Suite 3700 Montréal, Québec Canada H3B 4Y7		Executive Officer, BCE, Inc., and Chief Executive Officer and Director, Bell Canada	President and Chief Financial Officer of Canadian National Railway Company (October 1999-June 2000); Since July 2000 he has held various positions with BCE Inc. and Bell Canada which have culminated in his current positions with both organizations.
C. Wesley M. Scott	Director	Director of	Various positions
90 Garfield Ave. Toronto, Ontario Canada M4T 1G1		Corporations	with Bell Canada, BCE, Inc. and Nortel Networks Corporation.
Gerald T. Squire	Director	Director of	President and Chief
1140 Sinclair St. West Vancouver, B.C. Canada V7V 3W2		Corporations	Executive Officer, The Co-operators Group
Robert Tessier	Director	President and Chief	N/A
c/o Gaz Métropolitain, inc. 1717, rue du Havre, 3rd floor Montréal, Québec Canada H2K 2X3		Executive Officer, Gaz Metro Limited Partnership

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of AMS or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Hand or Overnight Delivery:
Computershare Trust Company of New York Wall Street Station P.O. Box 1010 New York, New York 10268-1010	(For Eligible Institutions only) (212) 701-7636 Confirm Receipt of Facsimile by Telephone: (212) 701-7600	Computershare Trust Company of New York Wall Street Plaza 88 Pine Street, 19th Floor New York, New York 10005

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 may be directed to the Information Agent at the location and telephone numbers set forth below. Stockholders may also contact Credit Suisse First Boston LLC, the Dealer Manager for the Offer, or their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

D. F. King & Co., Inc.

48 Wall Street

22nd Floor
New York, New York 10005
Banks and Brokerage Firms, Please Call: (212) 269-5550
All Others Call Toll-Free: (800) 290-6431

The Dealer Manager for the Offer is:

Credit Suisse First Boston LLC

Eleven Madison Avenue

New York, New York 10010-3629
Call Toll-Free (800) 881-8320